Form 10-K, Exhibit 13
period 1995-12-31
HUTTON CONAM REALTY INVESTORS 2
filed 1996-03-29
CIK 357099

Hutton/ConAm Realty Investors 2

                               1995 Annual Report


                        HUTTON/CONAM REALTY INVESTORS 2

Hutton/ConAm Realty Investors 2 is a California limited partnership formed in 1982 to acquire, operate and hold for investment multifamily housing properties. At December 31, 1995, the Partnership's portfolio consisted of four apartment properties located in Arizona and Florida. Provided below is a comparison of average occupancy levels for the years ended December 31, 1995 and 1994


                                                             Average Occupancy
  Property                       Location                       1995  1994
  --------------------------------------------------------------------------
   Creekside Oaks                Jacksonville, Florida           93%   96%
   Ponte Vedra Beach Village I   Ponte Vedra Beach, Florida      96%   96%
   Rancho Antigua                Scottsdale, Arizona             92%   95%
   Village at the Foothills I    Tucson, Arizona                 95%   96%
  --------------------------------------------------------------------------

   Administrative Inquiries        Performance Inquiries/Form 10-Ks
   Address Changes/Transfers       First Data Investor Services Group
   Service Data Corporation        P.O. Box 1527
   2424 South 130th Circle         Boston, Massachusetts 02104-1527
   Omaha, Nebraska 68144-2596      Attn:  Financial Communications
   800-223-3464 (select option 1)  800-223-3464 (select option 2)




	   Contents

	1	Message to Investors
	2	Performance Summary
	3	Financial Highlights
	4	Consolidated Financial Statements
	7	Notes to the Consolidated Financial Statements
	13	Report of Independent Accountants
        14      Net Asset Valuation

                              MESSAGE TO INVESTORS

Presented for your review is the 1995 Annual Report for Hutton/ConAm Realty Investors 2. In this report, we review Partnership operations and discuss general market conditions affecting the Partnership's properties. We have also included a performance summary which addresses operating results at each of the properties and financial highlights for the year.

Country Place Village I Sale
The most significant event during 1995 was the sale of Country Place Village I on July 20, 1995 to an unaffiliated institutional buyer. Country Place Village I was sold for $3,665,000, which includes the assumption of the mortgage payable on the property by the buyer in the amount of $2,051,078. The Partnership received net sales proceeds of $1,522,242 and recorded a gain of $232,402 on the sale.

Cash Distributions
The Partnership paid cash distributions totaling $29 per Unit for the year ended December 31, 1995, including the fourth quarter distribution of $2.25 per Unit, which was credited to your brokerage account or sent directly to you on February 7, 1996. This amount also includes the special return of capital distribution of $20 per Unit which was paid on August 17, 1995 and resulted primarily from the sale of Country Place Village I. Since inception, the Partnership has paid distributions totaling $328.19 per original $500 Unit, including $220 per Unit in return of capital payments. The level of future distributions will be evaluated on a quarterly basis and will depend on the Partnership's operating results and future cash needs. It is anticipated that cash from reserves may be required to fund a portion of the distributions during 1996 as a result of the expenditures for improvements required at the Partnership's properties which are discussed in this report.

Operations Overview
The solid recovery of multifamily housing in most regions of the country began to level off during 1995. New construction intensified competition in many areas with building permits for multifamily units up almost 22% in 1995 compared to 1994 levels. In addition, falling interest rates induced many renters to purchase homes. Despite these trends, strong population and job growth in the areas where the Partnership's properties are located helped strengthen the demand for multifamily housing, and brought about stable performance at the Partnership's properties. All four properties sustained average occupancy rates for the year at or above 92%, and both Rancho Antigua and Village at the Foothills I recorded higher rental income from the prior year.

During the remainder of 1996, we intend to implement an extensive improvement program, which includes roof repairs at three of the four properties and improvements to unit interiors at all four properties. This program is intended to maintain the properties' positions within their respective markets, which are growing increasingly competitive with the addition of new apartment properties. This is particularly true in the Jacksonville market where two of the Partnership's four properties are located. It is also hoped that these improvements will allow for greater increases in rental rates, thereby improving each property's revenue and value, and making them better positioned for eventual sale. Updates on the improvements at each property will be included in future correspondence.

Summary
During 1996, we will continue to seek to maintain high occupancy levels, implement rental rate increases as conditions permit, and make property improvements necessary to keep the properties competitive in their respective markets. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,



/s/ Paul L. Abbott                         /s/ Daniel J. Epstein
President                                  President
RI 2 Real Estate Services, Inc.            Continental American Development Inc.
                                           General Partner of ConAm Property
                                           Services II, Ltd.

March 27, 1996

                              PERFORMANCE SUMMARY

Creekside Oaks, Jacksonville, Florida

Creekside Oaks, a 120-unit apartment community, is situated in the Baymeadows-Deerwood neighborhood of southeast Jacksonville. The average occupancy level at Creekside Oaks was 93% in 1995 compared with 96% during 1994. The decline in occupancy was offset by rental rate increases instituted during the year, and rental income remained in line with 1994. Market conditions in the Baymeadows-Deerwood area remain competitive, with a number of newer apartment properties offering greater amenities and commanding higher rents. Additionally, two new properties are scheduled to open in the area during 1996. Although the use of rental concessions diminished considerably in the last two years, asking rental rates in this submarket increased only 2% in 1995. Average occupancy increased from 93% in the second quarter of 1994 to 94% in the second quarter of 1995. Improvements at the property during 1995 included exterior painting and carpet replacement in selected units.


Ponte Vedra Beach Village I, Ponte Vedra Beach, Florida

Located in an oceanside residential area south of Jacksonville, this 122-unit property reported stable occupancy of 96% during 1995. The property's average occupancy rate has remained consistent at 96% for the past three years. While modest rental rate increases were instituted in renewal units during the year, rental income remained largely unchanged from 1994, reflecting a seasonal dip in occupancy during the second quarter. Property improvements during 1995 primarily consisted of roof repairs and the replacement of carpet and tile. A local survey of the Ponte Vedra Beach area reported an average apartment occupancy rate of 95% in the third quarter of 1995. The use of rental concessions in the market is virtually non-existent. Given the strong market conditions, several apartment projects are in the planning or construction phase. This construction is expected to intensify competition in the Ponte Vedra area market.


Rancho Antigua, Scottsdale, Arizona

This 220-unit complex, located approximately eight miles northeast of Phoenix, achieved average occupancy of 92% in 1995, compared with 95% in 1994. Despite the decrease in average occupancy, the property was able to achieve a small increase in rental income as a result of rate increases instituted during the year. The lower average occupancy reflects a number of tenants not renewing leases to purchase condominiums and single family homes. Affordable home prices in the area and low mortgage rates have induced a large number of renters to purchase homes and increased competition for tenants. While population and job growth remain strong in the Phoenix area, construction of new apartment projects has picked up in recent years and a number of new units are planned or under construction in the Scottsdale/Paradise Valley submarket. The addition of new apartment units resulted in a decrease in the market's average occupancy to 94% at the end of the second quarter of 1995. Given increased ed construction and continued strong competition from condominiums and single family housing, competition for tenants is likely to increase in the coming year. Property improvements during 1995 included the painting of the property's exterior and carpet and appliance replacement in renewal units.


Village at the Foothills I, Tucson, Arizona

Village at the Foothills I is a 60-unit apartment and townhouse community, located in the Catalina Foothills, overlooking Tucson. Occupancy at this property averaged 95% in 1995 compared with 96% in 1994. Rental income increased 6% from 1994, reflecting rental rate increases on renewals and turnover during the year. Property improvements during 1995 were minimal and consisted primarily of carpet replacement in selected units. The property continued to perform well despite intensifying competition in the metro Tucson area brought on by new construction. Competition for tenants is also increasing as renters take advantage of low interest rates on mortgages and opt to purchase homes. Evidence of the intensifying competition can be seen in the area's vacancy rate, which has reached 8%, its highest level since 1990.

                              FINANCIAL HIGHLIGHTS

Selected Financial Data

For the Periods Ended December 31,
(dollars in thousands, except per Unit data)

                              1995      1994       1993     1992      1991
Total Revenue             $  4,516  $  4,718   $  4,479 $  4,316  $  4,263

Gain on Sale of Property       232     -----      -----    -----     -----

Net Income (Loss)             (113)       37       (528)    (409)     (513)

Net Cash Provided by (used for)
Operating Activities           864     1,150       (180)     680       380
Long-term Obligations       11,969    14,219     14,418   15,636    15,750
Total Assets at Year End    19,931    24,772     25,237   26,946    27,579
Net Income (Loss) per
Limited Partnership Unit*    (4.27)      .42      (6.53)   (5.06)    (6.34)
Distributions per
Limited Partnership Unit*     9.00      5.50      -----     -----     5.20

Special Distributions per
Limited Partnership Unit*    20.00       -----     -----     -----   -----

* 80,000 units outstanding

* Total revenue decreased 4% from 1994, reflecting the sale of Country Place Village I on July 20, 1995. This was partially offset by increased rental income at Rancho Antigua and Village at the Foothills I and higher interest income.

* The change from net income in 1994 to a net loss in 1995 and the reduction in cash provided by operating activities is primarily attributable to the decrease in rental income following the sale of Country Place Village I, as well as an increase in property operating expenses and general and administrative expenses. Property operating expenses increased due primarily to painting and repair costs at Creekside Oaks and Rancho Antigua. General and administrative expenses increased largely due to higher legal costs in the 1995 period.

Cash Distributions
Per Limited Partnership Unit
                                      1995            1994


Special Distributions*              $ 20.00         $ -----
First Quarter                          2.25           -----
Second Quarter                         2.25           -----
Third Quarter                          2.25            2.75
Fourth Quarter                         2.25            2.75


Total                               $ 29.00          $ 5.50

* On August 17, 1995, the Partnership paid a special cash distribution totaling $20 per Unit, reflecting a return of capital from the net proceeds of the sale of Country Place Village I and Partnership cash reserves.

Consolidated Balance Sheets December 31, 1995 and 1994

Assets                                 1995             1994

Investments in real estate:
     Land                             $  5,744,972    $  6,797,328
     Buildings and improvements         23,442,403      27,258,895

                                        29,187,375      34,056,223
     Less accumulated depreciation     (10,931,382)    (11,699,378)

                                        18,255,993      22,356,845
Cash and cash equivalents                  710,686       1,183,787
Restricted cash                            651,661         779,328
Other assets, net of accumulated
amortization of $135,458 in 1995
and $88,397 in 1994                        312,359         452,164

                Total Assets          $ 19,930,699    $ 24,772,124


Liabilities and Partners' Capital

Liabilities:
 Mortgages payable                    $ 11,968,504    $ 14,218,948
 Accounts payable and accrued
 expenses                                  121,445         106,337
 Due to general partners and affiliates     33,949          40,523
 Security deposits                         106,218         133,210
 Distribution payable                      200,000         244,445

                Total Liabilities       12,430,116      14,743,463

Partners' Capital (Deficit):
  General Partners                        (485,103)       (618,500)
  Limited Partners                       7,985,686      10,647,161

  Total Partners' Capital                7,500,583      10,028,661

  Total Liabilities and
  Partners' Capital                   $ 19,930,699    $ 24,772,124




Consolidated Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                                        General       Limited
                                        Partners      Partners      Total

Balance at January 1, 1993            $ (568,068) $ 11,575,832 $ 11,007,764
Net loss                                  (5,275)     (522,264)    (527,539)

Balance at December 31, 1993            (573,343)   11,053,568   10,480,225
Net income                                 3,732        33,593       37,325
Distributions                            (48,889)     (440,000)    (488,889)

Balance at December 31, 1994            (618,500)   10,647,161   10,028,661
Net income (loss)                        228,953      (341,475)    (112,522)
Distributions                            (95,556)   (2,320,000)  (2,415,556)

Balance at December 31, 1995          $ (485,103) $  7,985,686 $  7,500,583

Consolidated Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                               1995            1994           1993

Rental                           $ 4,448,549     $ 4,669,676    $ 4,429,975
Interest                              67,819          48,289         48,981

        Total Income               4,516,368       4,717,965      4,478,956

Expenses

Property operating                 2,515,717       2,262,915       2,069,986
Depreciation and amortization      1,099,215       1,163,239       1,096,871
Interest                           1,023,479       1,110,434       1,686,402
General and administrative           222,881         144,052         153,236

        Total Expenses             4,861,292       4,680,640       5,006,495

Income (loss) from operations       (344,924)         37,325        (527,539)

Gain on sale of property             232,402           -----           -----

          Net Income (Loss)      $  (112,522)    $    37,325    $   (527,539)

Net Income (Loss) Allocated:

To the General Partners          $   228,953     $     3,732    $     (5,275)
To the Limited Partners             (341,475)         33,593        (522,264)

          Net Income (Loss)      $  (112,522)    $    37,325    $   (527,539)


Per Limited Partnership Unit
	(80,000 outstanding)

  Income (loss) from operations  $     (4.27)    $       .42    $      (6.53)
  Gain on sale of property               ---             ---             ---

        Net Income (Loss)        $     (4.27)    $       .42   $       (6.53)



Consolidated Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:      1995          1994           1993

Net income (loss)                      $ (112,522)    $   37,325   $ (527,539)
Adjustments to reconcile net income
(loss) to net cash provided by (used for)
operating activities:
   Depreciation and amortization        1,099,215      1,163,239    1,096,871
   Gain on sale of property              (232,402)      -----       -----
   Increase (decrease) in cash
   arising from changes
   in operating assets and liabilities:
          Fundings to restricted cash    (361,130)      (407,336)  (1,057,502)
          Release of restricted cash      488,797        409,471      276,039
          Other assets                     -----           6,310       (5,317)
          Accounts payable and accrued
          expenses                         15,108        (59,566)      40,477
          Due to general partners
          and affiliates                   (6,574)         3,616      (11,199)
                Security deposits         (26,992)        (2,961)       7,848

Net cash provided by (used for)
operating activities                      863,500      1,150,098     (180,322)

Cash Flows from Investing Activities:

Net proceeds from sale of property      1,522,242
Additions to real estate                 (199,476)      (114,067)     (34,711)

Net cash provided by (used for)
investing activities                    1,322,766       (114,067)     (34,711)

Cash Flows from Financing Activities:

Distributions                          (2,460,001)      (244,444)     -----
Mortgage principal payments              (199,366)      (199,306) (15,667,949)
Receipt (payment) of deposit on
mortgage refinancing                     -------          72,058      (74,631)
Mortgage fees                            -------         (39,283)    (491,095)
Mortgage proceeds                        -------         -------   14,450,000

Net cash used for financing activities (2,659,367)      (410,975)  (1,783,675)

Net increase (decrease) in cash and
cash equivalents                         (473,101)       625,056   (1,998,708)
Cash and cash equivalents at beginning
of year                                 1,183,787        558,731    2,557,439

Cash and cash equivalents at
end of year                            $  710,686   $  1,183,787  $   558,731

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year
for interest                           $1,023,479    $ 1,110,434 $  1,686,402

Supplemental Disclosure of Non-Cash Financing Activities:

In connection with the sale of Country Place Village I, the $2,051,078 mortgage obligation on the property was assumed by the buyer, thereby releasing the Partnership from its mortgage obligation.

Notes to the Consolidated Financial
Statements For the years ended December 31, 1995, 1994 and 1993

1. Organization
Hutton/ConAm Realty Investors 2 (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated December 17, 1981, as amended and restated October 8, 1982. The Partnership was formed for the purpose of acquiring and operating certain types of residential real estate. The General Partners of the Partnership are RI 2 Real Estate Services Inc., an affiliate of Lehman Brothers Inc. (see below), and ConAm Property Services II, Ltd. ("ConAm"), an affiliate of Continental American Properties, Ltd (the "General Partners"). The Partnership will continue until December 31, 2010 unless sooner terminated pursuant to the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. ("Lehman Brothers").
The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective January 13, 1994, the Hutton Real Estate Services V, Inc. general partner changed its name to "RI 2 Real Estate Services, Inc."

On March 15, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on March 21, 1996.

2. Significant Accounting Policies

Financial Statements
The consolidated financial statements include the accounts of the Partnership and its affiliated ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

Real Estate Investments
Real estate investments are recorded at cost less accumulated depreciation which includes the initial purchase price of the property, legal fees, acquisition and closing costs.

Leases are accounted for under the operating method. Under this method, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations when incurred. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties. Maintenance and repairs are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Accounting for Impairment
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flow estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership has adopted FAS 121 in the fourth quarter of 1995. Based on current circumstances, the adoption of FAS 121 had no impact on the financial statements.

Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Other Assets
Included in other assets are deferred mortgage costs incurred in connection with obtaining financing on four of the Partnership's properties. Such costs are amortized over the term of the loans.

Offering Costs
Costs relating to the sale of limited partnership units were deferred during the offering period and charged to the limited partners' capital accounts upon the consummation of the public offering.

Income Taxes
No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Cash and Cash Equivalents
Cash equivalents consists of short-term highly liquid investments which have maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments. Cash and cash equivalents include security deposits of $79,936 and $106,213 at December 31, 1995 and 1994, respectively, restricted under certain state statutes.

Restricted Cash
Restricted cash consists of escrows for real estate taxes, casualty insurance, and replacement reserves as required by the first mortgage lender in the amount of $651,661 and $779,328 at December 31, 1995 and 1994, respectively.

Concentration of Credit Risk
Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. The Partnership Agreement
The Partnership Agreement provides that net cash from operations, as defined, will be distributed quarterly, 90% to the limited partners and 10% to the General Partners.

Net loss and all depreciation will be allocated 99% to the limited partners and 1% to the General Partners. Net income will generally be allocated in accordance with the distribution of net cash from operations.

Net proceeds from sales or refinancing will be distributed 99% to the limited partners and 1% to the General Partners until each limited partner has received an amount equal to his adjusted capital value (as defined) and an annual, cumulative 7% return thereon. The balance, if any, will be distributed 85% to the limited partners and 15% to the General Partners. Gain from sales will be allocated to each partner having a negative capital account balance, pro-rata, to the extent of such negative balance. Thereafter, such gain will be allocated in accordance with the distribution of net proceeds from sale or refinancing, with the balance allocated to the limited partners.

4. Real Estate Investments
Real estate investments consist of four residential apartment complexes acquired through investments in joint ventures as follows:

                    Apartment                          Date         Purchase
Property Name         Units     Location             Acquired         Price

Creekside Oaks          120   Jacksonville, FL       11/18/83       $ 5,960,045

Ponte Vedra Beach
Village I               122   Ponte Vedra Beach, FL   2/10/84         6,804,000

Rancho Antigua          220   Scottsdale, AZ           3/8/84        10,873,757

Village at the           60   Tucson, AZ              2/27/85         3,623,741
Foothills I

To each venture, the Partnership contributed the apartment projects as its initial capital contribution.

On July 20, 1995, the Partnership sold Country Place Village I to an institutional buyer (the "Buyer"), which is unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. Country Place Village I was sold for $3,665,000, which includes the assumption of the mortgage payable on Country Place Village I by the Buyer in the amount of $2,051,078. The Partnership received net proceeds of $1,522,242.

On August 17, 1995, the Partnership paid a special distribution of $1,600,000 to the partners. The special distribution was comprised of net proceeds from the sale of Country Place Village I and Partnership cash reserves. The transaction resulted in a gain on sale of $232,402 which included a $69,926 write off of unamortized mortgage fees. The gain was allocated in accordance with the Partnership Agreement.

The initial joint venture agreements of Country Place Village I, Creekside Oaks, Ponte Vedra Beach Village I, Village at the Foothills I and Rancho Antigua substantially provide that:

        a. Net cash from operations will be distributed 100% to the Partnership until it has received an annual, noncumulative 12% return on its adjusted capital contribution. Any remaining balance will be distributed 60% to the Partnership and 40% to the co-venturer.

        b. Net income of the joint venture and gain from sale will be allocated basically in accordance with the distribution of net cash from operations, as defined, and net proceeds from sales, respectively. All net losses will be allocated 98% to 100% to the Partnership depending on the joint venture agreement.

        c. Net proceeds from a sale or refinancing will be distributed 100% to the Partnership until it has received an amount equal to 120% of its adjusted capital contribution and an annual, cumulative 12% return on its adjusted capital contribution. Thereafter, the Partnership will receive approximately 50% to 75% of the balance depending on the joint venture agreement.

The amended joint venture agreements and limited partnership agreements of Country Place Village I, Creekside Oaks, Ponte Vedra Beach Village I and Village at the Foothills I substantially provide that:

        a. Available cash from operations will be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return, as defined. Any remaining balance will be distributed 99% to the Partnership and 1% to the corporate General Partners.

        b. Net income will be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero. Then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the corporate General Partners. All losses will be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero. Then 99% to the Partnership and 1% to the corporate General Partners.

        c. Income from a sale will be allocated first, to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the ventures' assets at the date of the amendments. Then, any remaining balance will be allocated 99% to the Partnership and 1% to the corporate General Partners. Net proceeds from a sale or refinancing will be distributed first to the partners with a positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the corporate General Partners.

5. Mortgages Payable
On October 28, 1993, the extended maturity date, the Partnership obtained replacement financing on its Creekside Oaks, Ponte Vedra Beach I, Rancho Antigua and Country Place Village I properties from The Penn Mutual Life Insurance Company and a subsidiary, both unaffiliated parties. Total proceeds of $14,450,000 were received and collateralized by Mortgages and Security Agreements and Assignments of Rents and Leases Agreements encumbering the respective properties. Each of the loans is a non-recourse loan with periodic payments of principal and interest based on a twenty-five year amortization schedule with the balance of the principal due at maturity. On July 20, 1995, County Place Village I was sold and the underlying mortgage, in the amount of $2,051,078, was assumed by the Buyer. Mortgages payable at December 31, 1995, consist of the following first mortgage loans:

                                                 Interest        Maturity
Property                            Principal      Rate            Date

Creekside Oaks                    $ 2,568,141     7.75%        11/01/2000
Ponte Vedra Beach Village I       $ 3,876,438     7.75%        11/01/2000
Rancho Antigua                    $ 5,523,925     7.75%        11/01/2000

The proceeds of this financing along with Partnership cash reserves were used to repay the outstanding amounts due Aetna Life Insurance Company on the Partnership's four prior mortgages.

                                               Interest          Original
Property                           Principal     Rate            Maturity
                                                                     Date

Creekside Oaks                    $ 2,921,071    10.50%          05/01/93
Ponte Vedra Beach Village I       $ 3,115,809    10.50%          05/01/93
Rancho Antigua                    $ 7,024,911    10.27%          05/20/93
Country Place Village I           $ 2,531,595    10.50%          05/01/93

Partnership cash reserves were also used to pay refinancing expenses of $491,095 and fund escrows of $995,372. The escrowed funds are applied to the payment of taxes, insurance and repairs and improvements.

Annual maturities of mortgage notes principal over the next five years are as follows:

        Year                      Amount

        1996                $    198,801
        1997                     214,768
        1998                     232,016
        1999                     250,650
        2000                  11,072,269

                            $ 11,968,504


Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

6. Transactions With Related
Parties The following is a summary of fees earned and reimbursable expenses for the years ended December 31, 1995, 1994, and 1993, and the unpaid portion at December 31, 1995:

				Unpaid at
                                December 31,               Earned
                                1995              1995       1994       1993

Reimbursement of:
  Out-of-pocket expenses       $ -----        $   2,577  $   1,390  $      82
  Administrative salaries
    and expenses                 16,500          62,150     46,124     38,103
  Property operating salaries    -----          336,760    345,626    340,913

  Property management fees       17,449         223,677    233,152    221,231

                               $ 33,949       $ 625,164  $ 626,292  $ 600,329


The above amounts have been paid and/or accrued to the General Partners and affiliates as follows:

                             Unpaid at
                           December 31,                     Earned
                                  1995             1995      1994        1993

RI 2 Real Estate Services Inc. $ 16,500       $  64,727  $  47,514  $   38,185

        ConAm and affiliates     17,449         560,437    578,778     562,144

                               $ 33,949       $ 625,164  $ 626,292  $  600,329


7. Reconciliation of Financial Statement and Tax Information
The following is a reconciliation of the net income (loss) for financial statement purposes to net income (loss) for federal income tax purposes for the years ended December 31, 1995, 1994 and 1993:

                                                1995       1994          1993

Net income (loss) per financial statements  $ (112,522) $  37,325    $ (527,539)

Tax basis joint venture net
    loss in excess of GAAP basis
    joint venture net income (loss)           (233,232)  (270,609)     (339,161)

	Gain on sale of property for tax
          purposes in excess of gain per
          financial statements               1,536,333      -----         -----

        Other                                   (5,457)    (1,438)       (5,603)

        Taxable net income (loss)           $1,185,122  $(234,722)  $  (872,303)

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1995, 1994 and 1993:

                                             1995         1994        1993

	Partners' capital per
                financial statements     $ 7,500,583 $ 10,028,661 $ 10,480,225
	Adjustment for cumulative
         difference between tax basis
         loss and income (loss) per
         financial statements             (4,793,353)  (6,090,997)  (5,818,950)

        Partners' capital per tax return $ 2,707,230 $  3,937,664  $ 4,661,275


8. Distributions Paid
Cash distributions, per the consolidated statements of partners' capital are recorded on the accrual basis, which recognizes specific record dates for payments within each calendar year. The consolidated statements of cash flows recognize actual cash distributions paid during the calendar year. The following table discloses the annual differences as presented on the consolidated financial statements:

    Distributions                                 Distributions
          Payable   Distributions   Distributions       Payable
Beginning of Year      Declared            Paid     December 31

1995     $244,445    $2,415,556      $2,460,001       $200,000
1994      -------       488,889         244,444        244,445
1993      -------       -------         -------        -------


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Hutton/ConAm Realty Investors 2:

We have audited the consolidated balance sheets of Hutton/ConAm Realty Investors 2, a California limited partnership, and Consolidated Ventures as of December 31, 1995 and 1994, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hutton/ConAm Realty Investors 2, a California limited partnership, and Consolidated Ventures as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 1, 1996

Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $280 Unit at December 31, 1995 (Unaudited)

                                    Acquisition Cost
                                     (Purchase Price      Partnership's
                                        Plus General           Share of
                                            Partners'       December 31,
                                         Acquisition     1995 Appraised
Property          Date of Acquisition           Fees)         Value (1)

Creekside Oaks      11-18-83            $  6,238,445      $    5,450,000
Ponte Vedra Beach
Village I           02-10-84               7,123,950           7,650,000
Rancho Antigua      03-08-84              11,446,176          11,700,000
Village at the
Foothills I         02-27-85               3,756,741           2,300,000

                                        $ 28,565,312      $   27,100,000

Cash and cash equivalents                                      1,362,347
Other assets                                                      10,183

                                                              28,472,530
Less:
        Total liabilities                                    (12,430,116)

Partnership Net Asset Value (2)                           $   16,042,414

Net Asset Value Allocated:
        Limited Partners                                  $   15,800,007
        General Partners                                         242,407

                                                          $   16,042,414

Net Asset Value Per Unit
        (80,000 units outstanding)                        $       197.50


(1) This represents the Partnership's share of the December 31, 1995 Appraised Values which were determined by an independent property appraisal firm.

(2) The Net Asset Value assumes a hypothetical sale at December 31, 1995 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. In addition, the appraised value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold may be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.



           HUTTON/CONAM REALTY INVESTORS 2 and Consolidated Ventures

            Schedule III - Real Estate and Accumulated Depreciation

                               December 31, 1995


                                                          Costs Capitalized
                                                                 Subsequent
                        Initial Cost to Partnership          To Acquisition


                                                                       Land,
                                              Buildings and   Buildings and
Description           Encumbrances    Land     Improvements    Improvements

Residential Property:
Consolidated Ventures:

Creekside Oaks
Jacksonville, FL     $  2,568,141   $    400,317 $  5,854,636   $   248,258

Ponte Vedra Beach
Village I
Ponte Vedra Beach, FL   3,876,438      1,015,028    6,181,290       105,430

Rancho Antigua
Scottsdale, AZ          5,523,925      3,490,498    7,975,346       100,653

Village at the Foothills I
Tucson, AZ               -------         798,823    3,005,280        11,816

                     $ 11,968,504    $ 5,704,666 $ 23,016,552   $   466,157



                           Gross Amount at Which Carried at
                                    Close of Period

                                      Buildings and               Accumulated
Description             Land          Improvements     Total      Depreciation

Residential Property:
Consolidated Ventures:

Creekside Oaks
Jacksonville, FL        $   403,193    $  6,100,018    $  6,503,211 $  2,876,365

Ponte Vedra Beach
Village I
Ponte Vedra Beach, FL     1,045,472       6,256,276       7,301,748    2,953,265

Rancho Antigua
Scottsdale, AZ            3,497,484       8,069,013      11,566,497    3,797,147

Village at the Foothills I
Tucson, AZ                  798,823       3,017,096       3,815,919    1,304,605

                        $ 5,744,972    $ 23,442,403    $ 29,187,375 $ 10,931,382
                                                                (1)          (2)


                                                               Life on which
                                                                Depreciation
                                                                   in Latest
                         Date of                Date       Income Statements
Description         Construction            Acquired             is Computed

Residential Property:
Consolidated Ventures:

Creekside Oaks
Jacksonville, FL          1982              11/18/83                  (3)

Ponte Vedra Beach
Village I
Ponte Vedra Beach, FL     1983              02/10/84                  (3)

Rancho Antigua
Scottsdale, AZ            1984              03/08/84                  (3)

Village at the Foothills
Tucson, AZ                1984              02/27/85                  (3)

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $19,633,341
(3)  Buildings and improvements - 25 years; personal property - 10 years.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1995, 1994 and 1993 follows:

Real Estate Investments:               1995         1994          1993

Beginning of year                 $ 34,056,223 $ 33,942,156  $ 33,907,445
Additions                              199,476      114,067        34,711
Dispositions                        (5,068,324)

End of year                       $ 29,187,375 $ 34,056,223  $ 33,942,156

Accumulated Depreciation:

Beginning of year                 $ 11,699,378 $ 10,612,843  $  9,527,665
Depreciation expense                 1,029,336    1,086,535     1,085,178
Dispositions                        (1,797,332)    --------      --------

End of year                       $ 10,931,382 $ 11,699,378  $ 10,612,843


Report of Independent Accountants

Our report on the consolidated financial statements of Hutton/ConAm Realty Investors 2, a California limited partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to unitholders of Hutton/ConAm Realty Investors 2 for the year ended December 31, 1995. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 1, 1996