Form 10-K, Exhibit 13
period 1996-12-31
HUTTON CONAM REALTY INVESTORS 2
filed 1997-03-28
CIK 357099

Hutton/ConAm Realty Investors 2

                  1996 Annual Report

                      Exhibit 13


           Hutton/ConAm Realty Investors 2

     Hutton/ConAm Realty Investors 2 is a California limited partnership formed in 1982 to acquire, operate and hold for investment multifamily housing properties. At December 31, 1996, the Partnership's portfolio consisted of four apartment properties located in Arizona and Florida. Provided below is a comparison of average occupancy levels for the years ended
     December 31, 1996 and 1995.

                                                        Average Occupancy
      Property            Location                       1996      1995
      Creekside Oaks      Jacksonville, Florida          94%        93%
      Ponte Vedra Beach
      Village I           Ponte Vedra Beach, Florida     95%        96%
      Rancho Antigua      Scottsdale, Arizona            94%        92%
      Village at the
      Foothills I         Tucson, Arizona                94%        95%


                            Contents

                      1   Message to Investors
                      3   Performance Summary
                      4   Financial Highlights
                      5   Consolidated Financial Statements
                      8   Notes to the Consolidated
                           Financial Statements
                     13   Report of Independent Accountants
                     14   Net Asset Valuation



        Administrative Inquiries        Performance Inquiries/Form 10-Ks
        Address Changes/Transfers       First Data Investor Services Group
        Service Data Corporation        P.O. Box 1527
        2424 South 130th Circle         Boston, Massachusetts 02104-1527
        Omaha, Nebraska 68144-2596      Attn:  Financial Communications
        800-223-3464                    800-223-3464



                      Message to Investors


Presented for your review is the 1996 Annual Report for Hutton/ConAm Realty Investors 2. In this report, we review Partnership operations and discuss general market conditions affecting the Partnership's properties. We have also included a performance summary which addresses operating results at each of the properties and financial highlights for the year.

Cash Distributions
The Partnership paid cash distributions totaling $9.00 per Unit for the year ended December 31, 1996, including the fourth quarter distribution of $2.25 per Unit, which was credited to your brokerage account or sent directly to you on February 5, 1997. Since inception, the Partnership has paid distributions totaling $337.19 per original $500 Unit, including $220 per Unit in return of capital payments. The level of future distributions will be evaluated on a quarterly basis and will depend on the Partnership's operating results and future cash needs.

As reported in the Partnership's third quarter report, existing problems with the roofs at Ponte Vedra Beach Village I were aggravated by severe tropical rain storms late in 1996. After evaluating the damages, the General Partners received several competitive bids to repair the roofs, and subsequently selected a contractor. The roof repairs are currently underway and are scheduled to be completed this year. The anticipated cost of repairing the roofs is approximately $400,000. In order to pay for the costs of the repairs, the General Partners are considering reducing or temporarily suspending cash distributions. We will update you on the status of cash distributions in future correspondence.

Operations Overview
Multi-family real estate continued to perform well during 1996, with property values and apartment rents increasing in many areas of the country. In particular, Jacksonville was among the strongest multifamily housing markets in the country in 1996.
The improving conditions prompted a rise in new construction in the markets where the Partnership owns properties, causing a slowdown in leasing activity towards the end of the year. In Tucson, market conditions were also impacted by the decision of many renters to purchase homes. This increased the use of rent specials to attract new tenants at many apartment properties, including Village at the Foothills I. The Scottsdale market also experienced slow growth during the year as a result of increased construction, even though Metro Phoenix was ranked as the nation's strongest labor market in 1996. Nonetheless, all of the Partnership's properties maintained average occupancy levels for the year of at least 94%, and the Partnership's rental income for the four remaining properties increased by 5.5% from the previous year. It is expected that the competitive conditions will persist in 1997, but continued economic improvement and a slowdown in construction should prevent these areas from becoming significantly overbuilt.

General Information
As you are probably aware, several third parties have commenced partial tender offers to purchase Units of the Partnership at grossly inadequate prices which are substantially below the Partnership's Net Asset Value. In response, we recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of over 96% of the outstanding Units agreed that these offers were inadequate, rejected the offer and did not tender their Units. Please be assured that if any additional tender offers are made for your Units, we will make every effort to provide you with our position regarding such offer on a timely basis.

Summary
During 1997, we intend to explore opportunities to sell the Partnership's remaining properties within the next few years. Assuming these efforts are successful, we would expect to distribute the sales proceeds and subsequently dissolve the Partnership in 1998 or 1999. However, meeting this objective will be dependent upon a variety of factors, many of which are not within the Partnership's control. Consequently, there can be no assurance that any specific property or all the properties can be sold, or that certain prices will be achieved, within this time frame. In the interim, we will seek to maximize the performance of the properties and further improve their marketability and appeal. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,


/s/ Paul L. Abbott                    /s/ Daniel J. Epstein
Paul L. Abbott                        Daniel J. Epstein
President                             President
RI2 Real Estate Services Inc.         Continental American Development, Inc.
                                      General Partner of ConAm Property
                                        Services II, Ltd.
March 27, 1997


                       Performance Summary

Creekside Oaks -  Jacksonville Florida
Creekside Oaks, is a 120-unit apartment community situated in the Baymeadows-Deerwood neighborhood of southeast Jacksonville. The property reported an average occupancy level of 94% in 1996 and a 4.9% increase in rental income from the previous year. The Southeast submarket, where Creekside Oaks is located, has experienced notable population growth and limited new construction in recent years, resulting in strong occupancy for area apartment complexes. A local survey of the Southeast submarket reported an average apartment occupancy rate of 95.4% as of the second quarter of 1996. The use of rental concessions in the market is minimal. Given the strong market conditions, several apartment projects are in the planning or construction phase. During 1995, 953 new units were permitted for construction with an additional 1,597 units permitted through the second quarter of 1996. Strong absorption in the submarket due to the area's increasing popularity is expected to ameliorate the adverse effects the new construction could have on the market.

Ponte Vedra Beach Village I -  Ponte Vedra Beach, Florida
Located in an oceanside residential area southeast of Jacksonville, this 124-unit luxury apartment property reported an average occupancy level of 95% in 1996 and an increase in rental income of 5.0% from the prior year. Property improvements for the year included roof and asphalt repairs and carpet replacement. Favorable market conditions in the Jacksonville area have led to an increase in new multifamily construction. Three new apartment complexes were recently completed in the Ponte Vedra Beach submarket near Ponte Vedra Beach Village I containing approximately 631 units. Despite the new units becoming available for rent, it is expected that the market will remain stable in 1997 as Jacksonville remains one of the fastest growing labor markets in the country.

Rancho Antigua -  Scottsdale, Arizona
This 220-unit apartment community is located eight miles northeast of Phoenix in southwest Scottsdale. Rancho Antigua reported average occupancy of 94% during 1996, up from 92% in 1995. The higher occupancy, combined with rental rate increases implemented on renewal units during the year, resulted in a 7.3% increase in rental income from 1995 to 1996. The Scottsdale apartment market experienced continued strong competition during 1996, reflecting high levels of construction in the area and notable competition from condominiums and single family houses as affordable prices and low mortgage rates entice renters to buy. City-wide, 5,229 apartment units were permitted during the first six months of 1996, 1,938 of these in the Scottsdale submarket, and 1,042 of these had been completed or were currently under construction. Although vacancy rates in Phoenix and the Scottsdale submarket remained low in 1996, declining to 4.4% and 3.5% as of the second quarter, respectively, vacancies are expected to increase with the new construction. While the area's strong population and job growth are likely to absorb much of this new supply, competition for tenants is expected to remain strong.

Village at the Foothills I -  Tucson, Arizona
Village at the Foothills I contains 168 units and is located in the northwest area of Tucson. The property maintained an average occupancy rate of 94% during 1996 compared to 95% for 1995.
While Tucson's economy began to slow in 1995 and 1996, construction of multifamily properties has increased significantly. The addition of new properties is beginning to put downward pressure on occupancy rates and is limiting rental rate increases. The increased competition has also led to the reemergence of rental incentives. In addition, the multifamily market has been unfavorably impacted by relatively low interest rates which has made home ownership a viable alternative for renters. A local survey of metropolitan Tucson conducted in the second quarter of 1996 showed an average occupancy rate of 88.9% among multifamily properties, down from 91.1% at the same period in 1995. In the Catalina Foothills submarket, where Village at the Foothills I is located, occupancy rates declined from 91% in the second quarter of 1995 to 84.5% in the same period in 1996. Strong competition for tenants is likely to continue in 1997 as the addition of new properties puts further pressure on occupancies.


                      Financial Highlights

Selected Financial Data
For the periods ended
December 31,                       1996      1995      1994      1993     1992
Dollars in thousands,
except for per unit data

Total Income                   $  4,328  $  4,516  $  4,718  $  4,479  $  4,316
Gain on Sale of Property              _       232         _         _         _
Net Income (Loss)                    (3)     (113)       37      (528)     (409)
Net Cash Provided by (Used for)
 Operating Activities             1,334       864     1,150      (180)      680
Long-term Obligations            11,770    11,969    14,219    14,418    15,636
Total Assets at Year End         18,920    19,931    24,772    25,237    26,946
Net Income (Loss) per
 Limited Partnership Unit*         (.03)    (4.27)      .42     (6.53)    (5.06)
Distributions per
 Limited Partnership Unit*         9.00      9.00      5.50         _         _
Special Distributions per
 Limited Partnership Unit*            _     20.00         _         _         _

* 80,000 units outstanding

  - Total income declined in 1996, reflecting the sale of Country Place Village I on July 20, 1995. This was partially offset by increased rental income at Rancho Antigua, Creekside
  Oaks and Ponte Vedra Beach Village I.

  - The decline in net loss in 1996, is primarily attributable to the reduction in property operating expenses and other expense categories resulting from the sale of Country Place Village I. Excluding a $232,402 gain on the sale of the property, the Partnership generated a loss from operations of $344,924 for the year ended December 31, 1995.

  - Net cash provided by operating activities increased in 1996 due to the decline in net loss, as discussed above, and the release of the remaining funds from Creekside Oaks' replacement reserve account. Pursuant to the refinancing of the Creekside Oaks mortgage loan, the lender required that the Partnership place funds in an escrow account for various repairs. Upon completion of the repairs and an inspection by the lender the balance of the account, totaling $354,675, was returned to the Partnership.


Cash Distributions
Per Limited Partnership Unit
                                          1996               1995
Special Distributions*                  $    _            $ 20.00
First Quarter                             2.25               2.25
Second Quarter                            2.25               2.25
Third Quarter                             2.25               2.25
Fourth Quarter                            2.25               2.25
Total                                   $ 9.00            $ 29.00

* On August 17, 1995, the Partnership paid a special cash distribution totaling $20 per Unit, reflecting a return of capital from the net proceeds of the sale of Country Place
Village I and Partnership cash reserves.

Consolidated Balance Sheets
At December 31,At December 31,                     1996               1995

Assets
Investments in real estate:
 Land                                        $ 5,744,972       $ 5,744,972
 Buildings and improvements                   23,525,644        23,442,403
                                              29,270,616        29,187,375
 Less accumulated depreciation               (11,874,334)      (10,931,382)
                                              17,396,282        18,255,993
Cash and cash equivalents                        962,290           710,686
Restricted cash                                  317,268           651,661
Other assets, net of accumulated
  amortization of $197,977 in 1996 and
  $135,458 in 1995                               243,940           312,359
  Total Assets                               $18,919,780       $19,930,699

Liabilities and Partners' Capital (Deficit)
Liabilities:
 Mortgages payable                           $11,769,703       $11,968,504
 Accounts payable and accrued expenses           127,810           137,945
 Due to general partners and affiliates           17,931            17,449
 Security deposits                               106,353           106,218
 Distribution payable                            200,000           200,000
  Total Liabilities                           12,221,797        12,430,116
Partners' Capital (Deficit):
 General Partners                               (565,129)         (485,103)
 Limited Partners (80,000 units outstanding)   7,263,112         7,985,686
  Total Partners' Capital                      6,697,983         7,500,583
  Total Liabilities and Partners' Capital    $18,919,780       $19,930,699


Consolidated Statement of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994

                                         General         Limited
                                        Partners        Partners         Total
Balance at December 31, 1993         $  (573,343)   $ 11,053,568  $ 10,480,225
Net Income                                 3,732          33,593        37,325
Distributions                            (48,889)       (440,000)     (488,889)
Balance at December 31, 1994            (618,500)     10,647,161    10,028,661
Net Income (Loss)                        228,953        (341,475)     (112,522)
Distributions                            (95,556)     (2,320,000)   (2,415,556)
Balance at December 31, 1995            (485,103)      7,985,686     7,500,583
Net Loss                                     (26)         (2,574)       (2,600)
Distributions                            (80,000)       (720,000)     (800,000)
Balance at December 31, 1996         $  (565,129)   $  7,263,112   $ 6,697,983


Consolidated Statements of Operations
For the years ended December 31,                1996         1995         1994

Income
Rental                                   $ 4,264,370  $ 4,448,549  $ 4,669,676
Interest and other                            63,467       67,819       48,289
  Total Income                             4,327,837    4,516,368    4,717,965
Expenses
Property operating                         2,222,474    2,515,717    2,262,915
Depreciation and amortization              1,005,471    1,099,215    1,163,239
Interest                                     920,596    1,023,479    1,110,434
General and administrative                   181,896      222,881      144,052
  Total Expenses                           4,330,437    4,861,292    4,680,640
Income (loss) from operations                 (2,600)    (344,924)      37,325
Gain on sale of property                           _      232,402            _
  Net Income (Loss)                      $    (2,600)  $ (112,522)  $   37,325
Net Income (Loss) Allocated:
To the General Partners                  $       (26)  $  228,953   $    3,732
To the Limited Partners                       (2,574)    (341,475)      33,593
                                         $    (2,600)  $ (112,522)  $   37,325
Per limited partnership unit
(80,000 outstanding)
Income (loss) from operations                  $(.03)      $(4.27)        $.42
Gain on sale of property                           _            _            _
Net Income (Loss)                              $(.03)      $(4.27)        $.42


Consolidated Statements of Cash Flows
For the years ended December 31,                  1996        1995        1994

Cash Flows From Operating Activities:
Net Income (loss)                            $  (2,600)  $ (112,522)  $  37,325
Adjustments to reconcile net income (loss)
 to net cash provided by operating
 activities:
 Depreciation and amortization               1,005,471    1,099,215   1,163,239
 Gain on sale of property                            _     (232,402)          _
 Increase (decrease) in cash arising
 from changes in operating assets and
 liabilities:
   Fundings to restricted cash                (327,279)    (361,130)   (407,336)
   Release of restricted cash                  661,672      488,797     409,471
   Other assets                                  5,900            _       6,310
   Accounts payable and accrued expenses       (10,135)      10,996     (56,862)
   Due to general partners and affiliates          482       (2,462)        912
   Security deposits                               135      (26,992)     (2,961)
Net cash provided by operating activities    1,333,646      863,500   1,150,098
Cash Flows From Investing Activities:
Net proceeds from sale of property                   _    1,522,242           _
Additions to real estate                       (83,241)    (199,476)   (114,067)
Net cash provided by (used for) investing
activities                                     (83,241)   1,322,766    (114,067)
Cash Flows From Financing Activities:
Distributions                                 (800,000)  (2,460,001)   (244,444)
Mortgage principal payments                   (198,801)    (199,366)   (199,306)
Receipt of deposit on mortgage refinancing           _            _      72,058
Mortgage fees                                        _            _     (39,283)
Net cash used for financing activities        (998,801)  (2,659,367)   (410,975)
Net increase (decrease) in cash and cash
equivalents                                    251,604     (473,101)    625,056
Cash and cash equivalents, beginning
of year                                        710,686    1,183,787     558,731
Cash and cash equivalents, end of year      $  962,290  $   710,686  $1,183,787

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest    $  920,596  $ 1,023,479  $1,110,434
Supplemental Disclosure of Non-Cash
Financing Activities: In connection with the sale of Country Place Village I in 1995, the $2,051,078 mortgage obligation on the property was assumed by the buyer, thereby releasing the Partnership from its mortgage obligation.


Notes to the Consolidated Financial Statements
December 31, 1996, 1995 and 1994

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

On March 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partners. In determining the amount of the distribution, the General Partners may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partners have declared the distribution and established a record date and distribution date for the distribution.

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

Accounting for Impairment In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flow estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Assets held for disposition are recorded at the lessor of carrying value or fair market value less costs to sell. The Partnership adopted FAS 121 in the fourth quarter of 1995.

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

Other Assets - Included in other assets are deferred mortgage costs incurred in connection with obtaining financing on four of the Partnership's properties. Such costs are amortized over the term of the loans.

Offering Costs - Costs relating to the sale of limited partnership units were deferred during the offering period and charged to the limited partners' capital accounts upon the consummation of the public offering.

Income Taxes - No provision for income taxes has been made in the financial statements since income, losses and tax credits are passed through to the individual partners.

Cash and Cash Equivalents - Cash equivalents consists of short-term highly liquid investments which have maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments. Cash and cash equivalents include security deposits of $71,545 and $79,936 at December 31, 1996 and 1995,
respectively, restricted under certain state statutes.

Restricted Cash - Restricted cash consists of escrows for real estate taxes, casualty insurance, and replacement reserves as required by the first mortgage lender in the amount of $317,268 and $651,661 at December 31, 1996 and 1995, respectively.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified to conform to the current year's presentation.

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

4. Real Estate Investments
Real estate investments consist of four residential apartment complexes acquired through investments in joint ventures as follows:

                  Apartment                           Date       Purchase
Property Name       Units        Location           Acquired      Price
Creekside Oaks       120     Jacksonville, FL       11/18/83    $5,960,045
Ponte Vedra Beach
  Village I          122     Ponte Vedra Beach, FL   2/10/84     6,804,000
Rancho Antigua       220     Scottsdale, AZ           3/8/84    10,873,757
Village at the
 Foothills I          60     Tucson, AZ              2/27/85     3,623,741

To each venture, the Partnership contributed the apartment projects as its initial capital contribution.

On July 20, 1995, the Partnership sold Country Place Village I to an institutional buyer (the "Buyer"), which was unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. Country Place Village I was sold for $3,665,000, which includes the assumption of the mortgage payable on Country Place Village I by the Buyer in the amount of $2,051,078. The Partnership received net proceeds of $1,522,242.

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

The joint venture agreement of Rancho Antigua substantially provides that:

 a.Net cash from operations will be distributed 100% to the Partnership until it has received an annual, noncumulative
   12% return on its adjusted capital contribution. Any remaining balance will be distributed 60% to the Partnership and 40% to the co-venturer.

 b.Net income of the joint venture and gain from sale will be allocated basically in accordance with the distribution of net cash from operations, as defined, and net proceeds from sales, respectively. All net losses will be allocated 98% to 100% to the Partnership depending on the joint venture agreement.

 c.Net proceeds from a sale or refinancing will be distributed
   100% to the Partnership until it has received an amount equal to 120% of its adjusted capital contribution and an annual, cumulative 12% return on its adjusted capital contribution. Thereafter, the Partnership will receive approximately 50% to 75% of the balance depending on the joint venture agreement.

The joint venture agreements and limited partnership agreements of Country Place Village I, Creekside Oaks, Ponte Vedra Beach
Village I and Village at the Foothills I substantially provide that:

 a.Available cash from operations will be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return, as defined. Any remaining balance will be distributed 99% to the Partnership and 1% to the corporate General Partners.

 b.Net income will be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero. Then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the corporate General Partners. All losses will be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero. Then 99% to the Partnership and 1% to the corporate General Partners.

 c.Income from a sale will be allocated first, to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the ventures' assets at the date of the amendments. Then, any remaining balance will be allocated 99% to the Partnership and 1% to the corporate General Partners. Net proceeds from a sale or refinancing will be distributed first to the partners with a positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the corporate General Partners.

5. Mortgages Payable
On October 28, 1993, the extended maturity date, the Partnership obtained replacement financing on its Creekside Oaks, Ponte Vedra Beach I, Rancho Antigua and Country Place Village I properties from The Penn Mutual Life Insurance Company ("Penn Mutual") and a subsidiary, both unaffiliated parties. Total proceeds of $14,450,000 were received and collateralized by Mortgages and Security Agreements and Assignments of Rents and Leases Agreements encumbering the respective properties. Each of the loans is a non-recourse loan with periodic payments of principal and interest based on a twenty-five year amortization schedule with the balance of the principal due at maturity. On July 20, 1995, County Place Village I was sold and the underlying mortgage, in the amount of $2,051,078, was assumed by the Buyer. During 1996, Penn Mutual transferred the first mortgage loans of Creekside Oaks and Ponte Vedra Beach I to Midland Loan Services under the existing terms, and Rancho Antigua to GE Capital Asset Management Corp. under the existing terms. Mortgages payable at December 31, 1996, consist of the following first mortgage loans:

                                           Interest    Maturity
Property                        Principal     Rate       Date
Creekside Oaks                 $ 2,525,483   7.75%     11/01/2000
Ponte Vedra Beach Village I    $ 3,812,050   7.75%     11/01/2000
Rancho Antigua                 $ 5,432,170   7.75%     11/01/2000

Partnership cash reserves were also used to pay refinancing expenses of $491,095 and fund escrows of $995,372. The escrowed funds are applied to the payment of taxes, insurance and repairs and improvements.

Annual maturities of mortgage notes principal over the next four years are as follows:

                 Year               Amount
                 1997         $    214,768
                 1998              232,016
                 1999              250,650
                 2000           11,072,269
                    Total     $ 11,769,703

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar terms and average maturities, the fair value of long-term debt approximates carrying value.

6. Transactions With Related Parties
The following is a summary of fees earned and reimbursable expenses for the years ended December 31, 1996, 1995, and 1994, and the unpaid portion at December 31, 1996:

                                 Unpaid at
                               December 31,              Earned
                                      1996       1996       1995       1994
RI 2 Real Estate Services Inc.:
     Out-of-pocket expenses      $       _  $     807   $  2,577  $   1,390
ConAm and affiliates:
     Property operating salaries         _    323,312    336,760    345,626
     Property management fees       17,931    213,281    223,677    233,152
     Total                       $  17,931  $ 537,400   $563,014  $ 580,168

7. Reconciliation of Financial Statement and Tax Information The following is a reconciliation of the net income (loss) for financial statement purposes to net income (loss) for federal income tax purposes for the years ended December 31, 1996, 1995 and 1994:

                                          1996          1995          1994
Net income (loss) per financial
  statements                        $   (2,600)  $   (112,522) $    37,325
Tax basis joint venture net
     loss in excess of GAAP basis
     joint venture net income (loss)  (193,019)      (233,232)    (270,609)
Gain on sale of property for tax
     purposes in excess of gain per
     financial statements                    _      1,536,333            _
Other                                    1,397         (5,457)      (1,438)
     Taxable net income (loss)      $ (194,222)  $  1,185,122  $  (234,722)

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1996, 1995 and 1994:

                                             1996          1995          1994
Partners' capital per financial
  statements                         $  6,697,983  $  7,500,583  $ 10,028,661
Adjustment for cumulative
  difference between tax basis
  loss and income (loss) per
  financial statements                 (4,984,975)   (4,793,353)   (6,090,997)
Partners' capital per tax return     $  1,713,008  $  2,707,230  $  3,937,664

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

          Distributions                                    Distributions
             Payable       Distributions   Distributions         Payable
        Beginning of Year       Declared            Paid     December 31
199    6        $ 200,000    $   800,000   $     800,000  $      200,000
1995              244,445      2,415,556       2,460,001         200,000
1994                    _        488,889         244,444         244,445



                Report of Independent Accountants

To the Partners of
Hutton/ConAm Realty Investors 2:

We have audited the consolidated balance sheets of Hutton/ConAm Realty Investors 2, a California limited partnership, and Consolidated Ventures as of December 31, 1996 and 1995, and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hutton/ConAm Realty Investors 2, a California limited partnership, and Consolidated Ventures as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                         COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997

                       Net Asset Valuation

     Comparison of Acquisition Costs to Appraised Value and
 Determination of Net Asset Value Per $280 Unit at December 31,
                        1996 (Unaudited)

                                    Acquisition Cost
                                     (Purchase Price      Partnership's
                                        Plus General           Share of
                                           Partners'        December 31,
                               Date of   Acquisition     1996 Appraised
Property                   Acquisition         Fees)          Value (1)
Creekside Oaks                11-18-83  $  6,238,445     $  5,200,000
Ponte Vedra Beach Village I   02-10-84     7,123,950        7,800,000
Rancho Antigua                03-08-84    11,446,176       12,100,000
Village at the Foothills I    02-27-85     3,756,741        2,300,000
                                        $ 28,565,312     $ 27,400,000

Cash and cash equivalents                                   1,279,558
Other assets                                                    4,283
                                                         $ 28,683,841
Less:
  Total liabilities                                       (12,221,797)
Partnership Net Asset Value (2)                          $ 16,462,044

Net Asset Value Allocated:
  Limited Partners                                       $ 16,222,566
  General Partners                                            239,478
                                                         $ 16,462,044

Net Asset Value Per Unit
  (80,000 units outstanding)                                  $202.78

(1) This represents the Partnership's share of the December 31, 1996 Appraised Values which were determined by an independent property appraisal firm.

(2) The Net Asset Value assumes a hypothetical sale at December 31, 1996 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

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


Schedule III - Real Estate and Accumulated Depreciation
December 31, 1996

Residential Property:                       Ponte Vedra                Village at the
Consolidated Ventures:  Creekside Oaks    Beach Village 1 Rancho Antigua    Foothills    Total

Location                Jacksonville, FL  Ponte Vedra   Scottsdale,AZ  Tucson, AZ           na
                                          Beach, FL
Construction date            1982             1983           1984           1984            na
Acquisition date           11-18-83        02-10-84        03-08-84       02-27-85          na
Life on which
 depreciation in latest
 income statements is
 computed                    (3)              (3)             (3)            (3)            na
Encumbrances              $2,525,483      $3,812,050      $ 5,432,170    $    _      $11,769,703
Initial cost to
 Partnership:
     Land                    400,317       1,015,028        3,490,498      798,823     5,704,666
     Buildings and
     improvements          5,854,636       6,181,290        7,975,346    3,005,280    23,016,552
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements        281,499         155,430          100,653       11,816       549,398

Gross amount at which
carried at close of
 period:
     Land                 $  403,193      $ 1,045,472    $  3,497,484  $   798,823   $ 5,744,972
     Buildings and
     improvements          6,133,259        6,306,276       8,069,013    3,017,096    23,525,644
                          $6,536,452       $7,351,748     $11,566,497  $ 3,815,919   $29,270,616

Accumulated depreciation  $3,120,894       $3,204,928     $ 4,123,039  $ 1,425,473   $11,874,334

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $20,769,311.
(3) Buildings and improvements - 25 years; personal property - 10 years.


A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended
December 31, 1996, 1995, and 1994 follows:

                                       1996          1995         1994
Real estate investments:
Beginning of year                  $29,187,375   $34,056,223   $33,942,156
Additions                               83,241       199,476       114,067
Dispositions                                 _    (5,068,324)            _
End of year                        $29,270,616   $29,187,375   $34,056,223

Accumulated depreciation:
Beginning of year                  $10,931,382   $11,699,378   $10,612,843
Depreciation expense                   942,952     1,029,336     1,086,535
Dispositions                                 _    (1,797,332)            _
End of year                        $11,874,334   $10,931,382   $11,699,378



                Report of Independent Accountants

Our report on the consolidated financial statements of Hutton/ConAm Realty Investors 2, a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to unitholders of Hutton/ConAm Realty Investors 2 for the year ended December 31, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                        COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997