Form 10-K, Exhibit 13
period 1997-12-31
HUTTON CONAM REALTY INVESTORS 2
filed 1998-03-31
CIK 357099

Exhibit 13

                         ConAm Realty Investors 2 L.P.

                               1997 ANNUAL REPORT











                         ConAm Realty Investors 2 L.P.




            ConAm Realty Investors 2 L.P. is a California limited partnership formed in 1982 to acquire, operate and hold for investment multifamily residential properties. At December 31, 1997, the Partnership's portfolio consisted of four apartment properties located in Arizona and Florida. Provided below is a comparison of average occupancy levels for the years ended December 31, 1997 and 1996.



                                                            Average Occupancy
   Property                      Location                     1997       1996
   --------------------------------------------------------------------------
   Creekside Oaks                Jacksonville, Florida         95%        94%
   Ponte Vedra Beach Village I   Ponte Vedra Beach, Florida    93%        95%
   Rancho Antigua                Scottsdale, Arizona           94%        94%
   Village at the Foothills I    Tucson, Arizona               92%        94%
   --------------------------------------------------------------------------





                                    Contents

                             1   Message to Investors

                             2   Performance Summary

                             3   Financial Highlights

                             4   Consolidated Financial Statements

                             7   Notes to the Consolidated
                                 Financial Statements

                            12   Independent Auditors' Report and
                                 Report of Former Independent Accountants

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








                              Message to Investors


Presented for your review is the 1997 Annual Report for ConAm Realty Investors 2 L.P. (the "Partnership"). In this report we discuss general market conditions affecting the Partnership's four remaining properties (the "Properties"). We have also included a performance summary which addresses operations at each of the properties and financial highlights for the year.

This annual report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in or contemplated by the forward-looking statements as a result of a number of factors, including those identified herein.

Cash Distributions
------------------
As previously reported, the Partnership suspended quarterly cash distributions beginning in the first quarter of 1997 in order to fund roof replacements at Ponte Vedra Beach Village I. The replacements were completed in September 1997 at a cost of approximately $400,000. Since inception, the Partnership has paid distributions totaling $337.19 per original $500 Unit, including $220.00 in return of capital payments. In future quarters, the General Partner will assess the Partnership's ability to reinstate cash distributions based on the Partnership's operating results and future cash needs.

Operations Overview
-------------------
In 1997, operations at the Partnership's properties continued to be impacted to varying degrees by strong competition for tenants in the markets where the properties are located. Although population and job growth remained strong in Arizona and Florida, the addition of newly constructed complexes, especially in the Jacksonville market, limited rental rate increases and caused overall vacancy rates to rise. In Tucson, where Village at the Foothills I is located, many high-end renters opted to purchase homes due to low interest rates. In Scottsdale, where Rancho Antigua is located, the market again experienced slow growth during the year as a result of increased construction. Despite these trends, strong economic growth in all three areas helped strengthen multi-family housing, and the Properties sustained a collective average occupancy of 93.5% in 1997 compared with 94.3% in 1996. In addition, the appraised values of the Properties increased by 4.1% in total when compared to the prior year.

The General Partner is continuing to evaluate the sale potential of the remaining properties and other options with respect to the Partnership's investments. One of these options includes refinancing certain loans secured by the Properties in order to return capital to the limited partners on a tax-free basis and lock in favorable fixed interest rates. This would also potentially enhance the future marketability of the Properties, while enabling the Partnership to take advantage of possible future property appreciation. The Partnership's ability to sell the Properties is dependent upon a variety of factors, many of which are not within the Partnership's control. There can be no assurance that any specific property or all the properties can be sold, that particular prices will be achieved, or that the Properties can be sold within a specific time frame. We will keep you apprised of our sales efforts in future correspondence.

Summary
-------
We will continue to monitor market conditions at the Properties, and evaluate the potential refinancing of the Partnership's mortgage obligations. In the interim, we intend to maximize the performance of the Properties and further improve their appearance and condition. We will keep you apprised of significant developments affecting your investment in future reports.



Very truly yours,



/s/  Daniel J. Epstein
President
Continental American Development Inc.
and ConAm Development Corporation,
General Partners of ConAm Property
  Services II, Ltd.

March 25, 1998




                              Performance Summary


Creekside Oaks - Jacksonville, Florida
--------------------------------------
Creekside Oaks is a 120-unit apartment community situated in the Baymeadows-Deerwood neighborhood of southeast Jacksonville. The property reported average occupancy of 95% in 1997, up slightly from 94% in 1996, and a 3% increase in rental income. In 1997, the Jacksonville market experienced a significant increase in new construction and the issuance of new construction permits, partially due to its 1996 ranking as one of the fastest growing labor markets in the country. This new construction is expected to soften the market by outpacing population and job growth and will continue to affect the region for the next several months, as new units become available. While vacancy rates remained low in 1997, the use of rental concessions in the marketplace has recently increased to attract and retain tenants in anticipation of the new competition.


Ponte Vedra Beach Village I - Ponte Vedra Beach, Florida
--------------------------------------------------------
Ponte Vedra Beach Village I is a 122-unit luxury apartment complex located in an oceanside residential area to the southeast of Jacksonville. The property reported an average occupancy level of 93% in 1997, down slightly from 95% in 1996. Property improvements for the year included extensive roof replacements, carpet replacement and other improvements to increase the appearance of the property. Favorable market conditions in the Jacksonville area have led to an increase in new multifamily construction, with new construction permits issued for approximately 3,831 new apartment units throughout the year. Although population and job growth in the Jacksonville area remains high, continuing construction at this pace could lead to softness in the market in the future.


Rancho Antigua - Scottsdale, Arizona
------------------------------------
Rancho Antigua is a 220-unit apartment community located eight miles northeast of Phoenix in southwest Scottsdale. The property reported average occupancy of 94% in 1997, unchanged from 94% in 1996, and an increase in rental income due to an increase in rental rates. The Scottsdale apartment market experienced continued strong competition during 1997, reflecting high levels of construction and notable competition from condominiums and single family houses, as affordable prices and low mortgage rates enticed renters to buy. Although vacancy rates in Phoenix and the Scottsdale submarket remained low in 1997, occupancy levels are expected to decline due to the significant new construction. The Scottsdale market is experiencing strong job and population growth with over 70,000 new jobs created in the first six months of 1997 and over 100,000 new residents added to the market during the year. This economic growth should favorably impact the market, and ease competition until the pace of new construction subsides.


Village at the Foothills I - Tucson, Arizona
--------------------------------------------
Village at the Foothills I is a 60 unit apartment community located in the northwest area of Tucson. The property maintained an average occupancy rate of 92% during 1997, compared to 94% in 1996. Apartment vacancy rates remain high in this market, but significant population growth in Tucson over the last few years is slowly reducing the number of available units. Low interest rates and affordable home prices have also increased competition by luring many renters to purchase homes. This competition has led to the reemergence of rental incentives and other concessions in the marketplace to attract tenants. Strong competition for tenants is likely to continue as the addition of new properties puts further pressure on occupancies.




                              Financial Highlights



Selected Financial Data
For the periods ended December 31,    1997     1996     1995     1994     1993
------------------------------------------------------------------------------
Dollars in thousands, except for
per unit data

Total Income                        $4,384   $4,328   $4,516   $4,718   $4,479

Gain on Sale of Property                 _        _      232        _        _

Net Income (Loss)                     (203)      (3)    (113)      37     (528)

Net Cash Provided by (Used for)
 Operating Activities                  979    1,334      864    1,150     (180)

Long-term Obligations               11,555   11,770   11,969   14,219   14,418

Total Assets at Year End            18,370   18,920   19,931   24,772   25,237

Net Income (Loss) per
 Limited Partnership Unit*           (2.51)    (.03)   (4.27)     .42    (6.53)

Distributions per
 Limited Partnership Unit*               _     9.00     9.00     5.50        _

Special Distributions per
 Limited Partnership Unit*               _        _    20.00        _        _
------------------------------------------------------------------------------
* 80,000 Units outstanding






Cash Distributions
Per Limited Partnership Unit
                                                           1997            1996
-------------------------------------------------------------------------------
First Quarter                                                 _            2.25
Second Quarter                                                _            2.25
Third Quarter                                                 _            2.25
Fourth Quarter                                                _            2.25
                                                         ------          ------
Total                                                    $    _          $ 9.00
-------------------------------------------------------------------------------

Quarterly cash distributions were suspended beginning in the first quarter of 1997 in order to fund roof replacements at Ponte Vedra Beach Village I.







Consolidated Balance Sheets                  At December 31,     At December 31,
                                                       1997                1996
-------------------------------------------------------------------------------
Assets
Investments in real estate:
  Land                                           $5,744,972          $5,744,972
  Buildings and improvements                     23,681,664          23,525,644
                                                 ------------------------------
                                                 29,426,636          29,270,616
  Less accumulated depreciation                 (12,689,727)        (11,874,334)
                                                 ------------------------------
                                                 16,736,909          17,396,282
Cash and cash equivalents                         1,109,506             962,290
Restricted cash                                     342,282             317,268
Other assets, net of accumulated amortization
  of $260,496 in 1997 and $197,977 in 1996          181,421             243,940
-------------------------------------------------------------------------------
    Total Assets                                $18,370,118         $18,919,780
-------------------------------------------------------------------------------
Liabilities and Partners' Capital (Deficit)
Liabilities:
  Mortgages payable                              11,554,935         $11,769,703
  Accounts payable and accrued expenses             197,443             127,810
  Due to affiliates                                  18,504              17,931
  Security deposits                                 103,908             106,353
  Distribution payable                                    _             200,000
                                                -------------------------------
    Total Liabilities                            11,874,790          12,221,797
                                                -------------------------------
Partners' Capital (Deficit):
General Partners                                   (567,156)           (565,129)
Limited Partners (80,000 Units outstanding)       7,062,484           7,263,112
                                                -------------------------------
Total Partners' Capital                           6,495,328           6,697,983
-------------------------------------------------------------------------------
Total Liabilities and Partners' Capital         $18,370,118         $18,919,780
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.




Consolidated Statements of Operations
For the years ended December 31,                   1997        1996        1995
-------------------------------------------------------------------------------
Income
Rental                                       $4,327,499  $4,264,370  $4,448,549
Interest and other                               56,229      63,467      67,819
                                             ----------------------------------
    Total Income                              4,383,728   4,327,837   4,516,368
-------------------------------------------------------------------------------
Expenses
Property operating                            2,329,300   2,222,474   2,515,717
Depreciation and amortization                 1,017,912   1,005,471   1,099,215
Interest                                        904,630     920,596   1,023,479
General and administrative                      213,441     181,896     222,881
Write-off of assets                             121,100           _           _
                                             ----------------------------------
    Total Expenses                            4,586,383   4,330,437   4,861,292
-------------------------------------------------------------------------------
Loss from operations                           (202,655)     (2,600)   (344,924)
Gain on sale of property                              _           _     232,402
-------------------------------------------------------------------------------
    Net Loss                                 $ (202,655) $   (2,600) $ (112,522)
-------------------------------------------------------------------------------
Net Income (Loss) Allocated:
  To the General Partners                    $   (2,027) $      (26) $  228,953
  To the Limited Partners                      (200,628)     (2,574)   (341,475)
-------------------------------------------------------------------------------
                                             $ (202,655) $   (2,600) $ (112,522)
-------------------------------------------------------------------------------
Per limited partnership Unit
(80,000 Units outstanding)
Loss from operations                             $(2.51)      $(.03)     $(4.27)
-------------------------------------------------------------------------------
Net Loss                                         $(2.51)      $(.03)     $(4.27)
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.






Consolidated Statement of Partners' Capital (Deficit)
For the years ended December 31, 1997, 1996 and 1995
                                           General         Limited
                                          Partners        Partners        Total
-------------------------------------------------------------------------------
Balance at December 31, 1994             $(618,500)    $10,647,161  $10,028,661
Net Loss                                   228,953        (341,475)    (112,522)
Distributions ($29.00 per Unit)            (95,556)     (2,320,000)  (2,415,556)
-------------------------------------------------------------------------------
Balance at December 31, 1995              (485,103)      7,985,686    7,500,583
Net Loss                                       (26)         (2,574)      (2,600)
Distributions ($9.00 per Unit)             (80,000)       (720,000)    (800,000)
-------------------------------------------------------------------------------
Balance at December 31, 1996              (565,129)      7,263,112    6,697,983
Net Loss                                    (2,027)       (200,628)    (202,655)
Balance at December 31, 1997             $(567,156)    $ 7,062,484  $ 6,495,328
-------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.






Consolidated Statements of Cash Flows
For the years ended December 31,                     1997       1996       1995
-------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net loss                                       $ (202,655) $  (2,600)$ (112,522)
Adjustments to reconcile net loss to net
cash provided by operating activities:
  Depreciation and amortization                 1,017,912  1,005,471  1,099,215
  Write-off of assets                             121,100          _          _
  Gain on sale of property                              _          _   (232,402)
  Increase (decrease) in cash arising from
  changes in operating assets and liabilities:
   Fundings to restricted cash                   (325,093)  (327,279)  (361,130)
   Release of restricted cash                     300,079    661,672    488,797
   Other assets                                         _      5,900          _
   Accounts payable and accrued expenses           69,633    (10,135)    10,996
   Due to affiliates                                  573        482     (2,462)
   Security deposits                               (2,445)       135    (26,992)
                                               --------------------------------
Net cash provided by operating activities         979,104  1,333,646    863,500
-------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Net proceeds from sale of property                      _          _  1,522,242
Additions to real estate                         (417,120)   (83,241)  (199,476)
                                               --------------------------------
Net cash provided by (used for)
 investing activities                            (417,120)   (83,241) 1,322,766
-------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Distributions                                    (200,000)  (800,000)(2,460,001)
Mortgage principal payments                      (214,768)  (198,801)  (199,366)
Net cash used for financing activities           (414,768)  (998,801)(2,659,367)
-------------------------------------------------------------------------------
Net increase (decrease) in cash and
 cash equivalents                                 147,216    251,604   (473,101)
Cash and cash equivalents, beginning of year      962,290    710,686  1,183,787
-------------------------------------------------------------------------------
Cash and cash equivalents, end of year         $1,109,506  $ 962,290 $  710,686
-------------------------------------------------------------------------------
Supplemental Disclosure of Cash
 Flow Information:
Cash paid during the period for interest       $  940,630  $ 920,596 $1,023,479
-------------------------------------------------------------------------------
Supplemental Disclosure of Non-Cash Investing Activities:
Write-off of buildings & improvements          $ (261,100) $       _ $        _
Write-off of accumulated depreciation             140,000          _          _
-------------------------------------------------------------------------------
Supplemental Disclosure of Non-Cash Financing Activities:
In connection with the sale of Country Place Village I in 1995, the $ 2,051,078 mortgage obligation on the property was assumed by the buyer, thereby releasing the Partnership from its mortgage obligation.

See accompanying notes to the consolidated financial statements.






Notes to the Consolidated Financial Statements
December 31, 1997, 1996 and 1995

1.  Organization
ConAm Realty Investors 2 L.P. (formerly Hutton/ConAm Realty Investors 2) (the "Partnership") was organized as a limited partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated December 17, 1981, as amended and restated October 8, 1982. The Partnership was formed for the purpose of acquiring and operating certain types of residential real estate. The original co-General Partners of the Partnership were RI 2 Real Estate Services Inc. ("RI-2"), an affiliate of Lehman Brothers Inc., and ConAm Property Services II, Ltd. ("CPS II"), an affiliate of Continental American Properties, Ltd. (the "General Partners"). On January 27, 1998, CPS II acquired RI-2's co-general partner interest in the Partnership effective July 1, 1997, pursuant to a purchase agreement between CPS II and RI-2 dated August 29, 1997. As a result, CPS II now serves as the sole general partner of the Partnership. The Partnership will continue until December 31, 2010 unless sooner terminated pursuant to the terms of the Partnership Agreement.

2.  Significant Accounting Policies and Practices

Financial Statements The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Partnership and its affiliated ventures when the Partnership has a controlling interest in the ventures. The effect of transactions between the Partnership and its ventures have been eliminated in consolidation.

Investments in Real Estate Investments in real estate are recorded at cost less accumulated depreciation and include the initial purchase price of the property, legal fees, acquisition and closing costs.

Revenue is recognized when earned and expenses (including depreciation) are recognized when incurred in accordance with generally accepted accounting principles. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the properties (25 years). Maintenance and repairs are charged to operations as incurred. Costs incurred for significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in net income (loss) for the period.

Impairment of Long-Lived Assets Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), requires the Partnership to assess its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the real estate exceeds the fair value of the real estate.

Other Assets Included in other assets are costs incurred in connection with obtaining financing for the Partnership's properties. Such costs are amortized over the initial term of the mortgages payable on a method which approximates the effective-interest method.

Income Taxes No provision for income taxes has been made in the financial statements as the liability for such taxes is that of the partners rather than the Partnership.

Cash and Cash Equivalents Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

Concentration of Credit Risk Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents and restricted cash in excess of the financial institution's federally insured limits. The Partnership invests its cash and cash equivalents and restricted cash with high credit quality federally insured financial institutions.

Restricted Cash Restricted cash consists of escrows for real estate taxes and insurance as required by the first mortgage lender.

Use of Estimates Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3.  The Partnership Agreement
The Partnership Agreement provides that net cash from operations, as defined, is to be distributed quarterly, 90% to the limited partners and 10% to the General Partners.

Net loss is to be allocated 99% to the limited partners and 1% to the General Partners. Net income is to be generally allocated in accordance with the distribution of net cash from operations.

Net proceeds from sales or refinancing are to be distributed 99% to the limited partners and 1% to the General Partners until each limited partner has received an amount equal to his adjusted capital value (as defined) and an annual, non-compounded cumulative 7% return thereon. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partners. Gain from sales is to be allocated to each partner having a negative capital account balance, pro-rata, to the extent of such negative balance. Thereafter, such gain is to be allocated in accordance with the distribution of net proceeds from sale or refinancing, with the balance allocated to the limited partners.

4.  Investments in Real Estate
The Partnership owns four residential apartment complexes that were acquired either directly or through investments in joint ventures as follows:


                      Apartment                            Date      Purchase
Property Name           Units      Location              Acquired      Price
------------------------------------------------------------------------------
Creekside Oaks           120    Jacksonville, FL         11/18/83   $6,254,953
Ponte Vedra Beach
  Village I              122    Ponte Vedra Beach, FL     2/10/84    7,196,318
Rancho Antigua           220    Scottsdale, AZ             3/8/84   11,465,844
Village at the
  Foothills I             60    Tucson, AZ                2/27/85    3,804,103
------------------------------------------------------------------------------

On July 20, 1995, the Partnership sold Country Place Village I to an institutional buyer (the "Buyer"), which was unaffiliated with the Partnership. The selling price was determined by arm's length negotiations between the Partnership and the Buyer. Country Place Village I was sold for $3,665,000, which includes the assumption of the mortgage payable on Country Place Village I by the Buyer in the amount of $2,051,078. The Partnership received net proceeds of $1,522,242. On August 17, 1995, the Partnership paid a special distribution of $1,600,000 to the partners. The special distribution was comprised of net proceeds from the sale of Country Place Village I and Partnership cash reserves. The transaction resulted in a gain on sale of $232,402. The gain was allocated in accordance with the Partnership Agreement.

The joint venture agreement of Rancho Antigua substantially provides that:

a. Net cash from operations is to be distributed 100% to the Partnership until it has received an annual, noncumulative
   12% return on its adjusted capital contribution. Any remaining balance is to be distributed 60% to the Partnership and 40% to the co-venturer.

b. Net income of the joint venture and gain from sale is to be allocated basically in accordance with the distribution of net cash from operations, as defined, and net proceeds from sales, respectively. All net losses are to be allocated 98% to 100% to the Partnership depending on the joint venture agreement.

c. Net proceeds from a sale or refinancing is to be distributed 100% to the Partnership until it has received an amount equal to 120% of its adjusted capital contribution and an annual, cumulative 12% return on its adjusted capital contribution. Thereafter, the Partnership is to receive approximately 50% to 75% of the balance depending on the joint venture agreement.

The joint venture agreements and limited partnership agreements of Country Place Village I, Creekside Oaks, Ponte Vedra Beach Village I and Village at the Foothills I substantially provide that:

a. Available cash from operations is to be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return, as defined. Any remaining balance is to be distributed 99% to the Partnership and 1% to the General Partners.

b. Net income is to be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the General Partners. All losses are to be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero then 99% to the Partnership and 1% to the General Partners.

c. Income from a sale is to be allocated first, to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the ventures' assets at the date of the amendments then, any remaining balance will be allocated 99% to the Partnership and 1% to the General Partners. Net proceeds from a sale or refinancing are to be distributed first to the partners with a positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the General Partners.

5.  Mortgages Payable
On October 28, 1993, the Partnership obtained replacement financing on its Creekside Oaks, Ponte Vedra Beach I, Rancho Antigua and Country Place Village I properties totaling $14,450,000. The loans are secured by the respective properties and an assignment of rents and leases and bear interest at an annual rate of 7.75%. Each of the loans is a non-recourse loan with monthly payments of principal and interest of $93,283 based on a twenty-five year amortization schedule and a seven year term with the balance of the principal due on November 1, 2000. On July 20, 1995, County Place Village I was sold and the underlying mortgage, in the amount of $2,051,078, was assumed by the Buyer.

Mortgages payable at December 31, 1997, consist of the following first mortgage loans:


              Property                                  Principal
              ---------------------------------------------------
              Creekside Oaks                          $ 2,479,399
              Ponte Vedra Beach Village I               3,742,489
              Rancho Antigua                            5,333,047
              ---------------------------------------------------

Annual maturities of mortgage principal at December 31, 1997 are as follows:

                       Year                       Amount
                       ---------------------------------
                       1998                     $232,016
                       1999                      250,650
                       2000                   11,072,269
                       ---------------------------------
                       Total                 $11,554,935
                       ---------------------------------

6.  Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the fair values be disclosed for the Partnership's financial instruments. The carrying amount of cash and cash equivalents, restricted cash, distribution payable, accounts payable and accrued expenses, due to affiliates and security deposits are reasonable estimates of their fair values due to the short-term nature of those instruments.

The carrying amount of the mortgages payable is a reasonable estimate of fair value based on management's belief that the interest rates and terms of the debt are comparable to those commercially available to the Partnership in the marketplace for similar instruments.

7.  Transactions With Related Parties
The following is a summary of fees earned and reimbursable expenses to the General Partners and their affiliate for the years ended December 31, 1997, 1996, and 1995, and the unpaid portion at December 31, 1997:

                                  Earned and
                                   Unpaid at
                                 December 31,              Earned
                                        1997      1997       1996       1995
----------------------------------------------------------------------------
RI 2 Real Estate Services Inc.:
 Out-of-pocket expenses                $   _    $  402     $  807     $2,577
ConAm and affiliates:
 Property operating salaries               _   321,517    323,312    336,760
 Property management fees             18,504   216,432    213,281    223,677
 Administrative expenses                   _    18,425          _          _
----------------------------------------------------------------------------
     Total                           $18,504  $556,776   $537,400   $563,014
----------------------------------------------------------------------------

8. Reconciliation of Financial Statement and Tax Information
The following is a reconciliation of the net loss for financial statement purposes to net income (loss) for federal income tax purposes for the years ended December 31, 1997, 1996 and 1995:

                                               1997          1996        1995
-------------------------------------------------------------------------------
Net loss per financial statements           $(202,655)    $ (2,600)  $ (112,522)
Tax basis joint venture net
 loss in excess of GAAP basis
 joint venture loss (unaudited)              (201,705)    (193,019)    (233,232)
Gain on sale of property for tax
 purposes in excess of gain per
 financial statements (unaudited)                   _            _    1,536,333
Loss on write-off of assets per
 financial statements not
 recognized for tax purposes (unaudited)      121,100            _            _
Other (unaudited)                              11,000        1,397       (5,457)
-------------------------------------------------------------------------------
   Taxable net income (loss)(unaudited)     $(272,260)   $(194,222)  $1,185,122
-------------------------------------------------------------------------------

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1997, 1996 and 1995:

                                                 1997       1996        1995
-------------------------------------------------------------------------------
Partners' capital per financial statements   $6,495,328  $6,697,983  $7,500,583
Adjustment for cumulative difference
 between tax basis loss and loss
 per financial statements (unaudited)        (5,054,580) (4,984,975) (4,793,353)
Partners' capital per income
 tax return (unaudited)                      $1,440,748  $1,713,008  $2,707,230
-------------------------------------------------------------------------------

At December 31, 1997, the tax basis of the Partnership's assets was $13,281,545 and the tax basis of the Partnership's liabilities was $11,840,797.

9. Distributions Paid
Cash distributions, per the consolidated statements of partners' capital (deficit) are recorded on the accrual basis, which recognizes specific record dates for payments within each calendar year. The consolidated statements of cash flows recognize actual cash distributions paid during the calendar year. The following table discloses the annual amounts as presented on the consolidated financial statements:

               Distributions                                     Distributions
                  Payable        Distributions    Distributions      Payable
              Beginning of Year     Declared          Paid         December 31,
------------------------------------------------------------------------------
1997          $   200,000            $    _       $  200,000          $    _
1996              200,000           800,000          800,000         200,000
1995              244,445         2,415,556        2,460,001         200,000
------------------------------------------------------------------------------






                          Independent Auditors' Report





The General Partner
ConAm Realty Investors 2 L.P.:


We have audited the accompanying consolidated balance sheet of ConAm Realty Investors 2 L.P. (a California limited partnership) (formerly Hutton/ConAm Realty Investors 2) and consolidated ventures (the "Partnership"), as of December 31, 1997, and the related consolidated statements of operations, partners' capital (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Investors 2 L.P. and consolidated ventures as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                KPMG Peat Marwick LLP


San Diego, California
March 3, 1998








                    Report of Former Independent Accountants






To the Partners of
ConAm Realty Investors 2 L.P.:

We have audited the consolidated balance sheet of ConAm Realty Investors 2 L.P. (formerly Hutton/ConAm Realty Investors 2), a California limited partnership, and Consolidated Ventures as of December 31, 1996 and the related consolidated statements of operations, partners' capital (deficit) and cash flows for each of the two years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConAm Realty Investors 2 L.P., a California limited partnership, and Consolidated Ventures as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
February 14, 1997







                              Net Asset Valuation

             Comparison of Acquisition Costs to Appraised Value and of Net Asset Value Per Unit at December 31, 1997 (Unaudited)


                                           Acquisition Cost
                                            (Purchase Price
                                               Plus General
                                                   Partners'        December 31,
                                  Date of       Acquisition      1997 Appraised
Property                      Acquisition              Fees)           Value (1)
-------------------------------------------------------------------------------
Creekside Oaks                   11-18-83      $  6,238,445          $5,500,000
Ponte Vedra Beach Village I      02-10-84         7,123,950           8,000,000
Rancho Antigua                   03-08-84        11,446,176          12,600,000
Village at the Foothills I       02-27-85         3,756,741           2,400,000
                                                -----------         -----------
                                                $28,565,312         $28,500,000

Cash and cash equivalents                                             1,451,788
Other assets                                                              4,283
                                                                    -----------
                                                                    $29,956,071
Less:
  Total liabilities                                                  11,874,790
                                                                    -----------
Partnership Net Asset Value (2)                                     $18,081,281
                                                                    -----------
Net Asset Value Allocated:
  Limited Partners                                                  $17,818,248
  General Partner                                                       263,033
                                                                    -----------
                                                                    $18,081,281
                                                                    -----------
Net Asset Value Per Unit
  (80,000 Units outstanding)                                            $222.73
-------------------------------------------------------------------------------
(1) This represents the December 31, 1997 Appraised Values which were determined by an independent property appraisal firm.

(2) The Partnership Net Asset Value assumes a hypothetical sale at December 31, 1997 of all the Partnership's properties at a price based upon their value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's assets and liabilities, to the partners.

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


Schedule III - Real Estate and Accumulated Depreciation
December 31, 1997

Residential Property:
                                Ponte Vedra                 Village
                     Creekside        Beach       Rancho     at the
                          Oaks    Village 1      Antigua  Foothills       Total
-------------------------------------------------------------------------------
Location          Jacksonville, Ponte Vedra   Scottsdale,    Tucson,         na
                            FL    Beach, FL           AZ         AZ
Construction date         1982         1983         1984       1984          na
Acquisition date      11-18-83     02-10-84     03-08-84   02-27-85          na
Life on which
  depreciation in
  latest income
  statements is
  computed                  (3)          (3)          (3)        (3)         na
Encumbrances        $2,479,399   $3,742,489   $5,333,047     $    _ $11,554,935
Initial cost to
  Partnership:
     Land              400,317    1,015,028    3,490,498    798,823   5,704,666
     Buildings and
     improvements    5,854,636    6,181,290    7,975,346  3,005,280  23,016,552
Costs capitalized
  subsequent to
  acquisition:
     Land, buildings
     and improvements  281,499      554,569      118,634     11,816     966,518
Write-off of buildings
     and improvements        _     (261,100)           _          _    (261,100)

Gross amount at which
 carried at close
 of period: (1)
     Land             $403,193   $1,045,472   $3,497,484   $798,823  $5,744,972
     Buildings and
     improvements    6,133,259    6,444,315    8,086,994  3,017,096  23,681,664
-------------------------------------------------------------------------------
                    $6,536,452   $7,489,787  $11,584,478 $3,815,919 $29,426,636
-------------------------------------------------------------------------------
Accumulated
  depreciation (2)  (3,366,254)  (3,327,647)  (4,449,485)(1,546,341)(12,689,727)
-------------------------------------------------------------------------------

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $21,910,933.
(3)  Buildings and improvements - 25 years; personal property - 10 years

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1997, 1996, and 1995 follows:

                                             1997           1996           1995
-------------------------------------------------------------------------------
Investments in real estate:
Beginning of period                   $29,270,616    $29,187,375    $34,056,223
Additions                                 417,120         83,241        199,476
Dispositions and disposals               (261,100)             _     (5,068,324)
-------------------------------------------------------------------------------
End of period                         $29,426,636    $29,270,616    $29,187,375
-------------------------------------------------------------------------------
Accumulated depreciation:
Beginning of period                   $11,874,334    $10,931,382    $11,699,378
Depreciation expense                      955,393        942,952      1,029,336
Dispositions and disposals               (140,000)             _     (1,797,332)
-------------------------------------------------------------------------------
End of period                         $12,689,727    $11,874,334    $10,931,382
-------------------------------------------------------------------------------

See accompanying independent auditors' report.







                          Independent Auditors' Report






The General Partner
ConAm Realty Investors 2 L.P.:


Under date of March 3, 1998, we reported on the consolidated balance sheet of ConAm Realty Investors 2 L.P. (a California limited partnership) (formerly
Hutton/ConAm Realty  Investors 2)   and  consolidated  ventures  (the
"Partnership") as of December 31, 1997, and the related consolidated statements of operations, partners' capital (deficit), and cash flows for the year then ended, as contained in the 1997 annual report to Unitholders. These consolidated financial statements and our report thereon are incorporated by reference in the 1997 annual report on Form 10-K. In connection with our audit of the aforementioned consolidated financial statements, we also have audited the related consolidated financial
statement schedule.   This consolidated financial statement schedule  is the
responsibility  of  the  Partnership's  management.   Our responsibility  is to
express an opinion on this consolidated financial statement schedule based on our audit.

In our opinion, the consolidated financial statement schedule, when considered
in  relation  to  the  basic   consolidated financial statements taken as a
whole, presents fairly, in all material respects, the information set forth therein.

                                              KPMG Peat Marwick LLP



San Diego, California
March 3, 1998








            Report of Former Independent Accountants





Our report on the consolidated financial statements of ConAm Realty Investors 2 L.P. (formerly Hutton/ConAm Realty Investors 2), a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Investors 2 for the year ended December 31, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10- K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997