Form 10-K405, Exhibit 13
period 1998-12-31
CONAM REALTY INVESTORS 2 L P
filed 1999-03-30
CIK 357099

                                   EXHIBIT 13

                          CONAM REALTY INVESTORS 2 L.P.

                               1998 ANNUAL REPORT

--------------------------------------------------------------------------------
                          CONAM REALTY INVESTORS 2 L.P.
--------------------------------------------------------------------------------



         ConAm Realty Investors 2 L.P. is a California limited partnership formed in 1981 to acquire, operate and hold for investment multifamily residential properties. At December 31, 1998, the Partnership's portfolio consisted of four apartment properties, two of which were located in Arizona and two in Florida. On January 29, 1999, with the consent of the Unitholders, the four remaining properties were sold for a price of $29,300,000 (before closing costs) and substantially all of the cash, less a contingency amount, was distributed to the Unitholders on February 26, 1999.

                                      CONTENTS

                          1      Message to Investors

                          2      Performance Summary

                          3      Financial Highlights

                          4      Consolidated Financial Statements

                          7      Notes to the Consolidated Financial Statements

                         13      Independent Auditors' Report

                         14      Report of Former Independent Accountants

                         15      Net Asset Valuation




--------------------------------------------------------------------------------
    ADMINISTRATIVE INQUIRIES              PERFORMANCE INQUIRIES/FORM 10-Ks
    ADDRESS CHANGES/TRANSFERS             Brock, Tibbitts and Snell
    MAVRICC Management Systems, Inc.      625 Broadway, Suite 911
    1845 Maxwell, Suite 101               San Diego, California 92101
    Troy, MI  48084-4510
    Attn: Financial Communications
    248-637-7897                          619-232-0365
--------------------------------------------------------------------------------

CONAM REALTY INVESTORS 2 L.P.
AND CONSOLIDATED VENTURES

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------


Presented for your review is the 1998 Annual Report for ConAm Realty Investors 2 L.P. (the "Partnership"). In this report we have included a performance summary which addresses operations at each of the properties (the "Properties") and the financial highlights for the year.

We are pleased to announce that the proposed sale of the Partnership's four remaining Properties to DOC Investors, L.L.C., a Delaware limited liability company, was approved by a majority in interest of the Unitholders as of January 15, 1999 and that the sale was completed on January 29, 1999. Following the close of the sale of the Properties, a distribution of $223.00 per Unit, representing the majority of the net proceeds from the sale and other cash from operations, was paid to Unitholders on February 26, 1999. This distribution included the net proceeds from the sale of the Partnership's Properties in January 1999 of $213.03 per Unit, and cash from operations of $9.97 per Unit, both of which were distributed on February 26, 1999.

CASH DISTRIBUTIONS

The Partnership paid quarterly cash distributions of operating cashflow totaling $6.75 per Unit for the year ended December 31, 1998. The General Partner elected not to make a fourth quarter distribution pending the outcome of the solicitation of the consent of the Unitholders to the sale of the Partnership's Properties. Including the distribution of sale proceeds and cash from operations made on February 26, 1999, since inception, the Partnership has paid distributions totaling $566.94 per original $500 Unit.

OPERATIONS OVERVIEW

In 1998, operations at the Partnership's properties continued to be impacted to varying degrees by strong competition for residents. Population and job growth remained strong in Arizona and Florida, which has led to the addition of newly constructed complexes in the submarkets where the Partnership's properties are located. In Arizona, due to lower interest rates and the affordability of homes, many renters opted to purchase homes. Despite these trends, the Properties sustained a collective average occupancy of 94.5% in 1998 compared with 93.5% in 1997. Due to selective use of rent concessions and consistently attractive property appearance, occupancy levels also increased or remained stable at three of the Properties with rental income for all Properties increasing over prior year. During 1998 property aggregate operating expenses for the Partnership decreased somewhat, primarily due to lower repair and maintenance expenses at Ponte Vedra Beach Village I and Rancho Antigua, partially offset by an increase in repair and maintenance expenses at Village at the Foothills I and Creekside Oaks.

SUMMARY

The sale of the Properties on January 29, 1999 and the initial distribution of net sales proceeds and cash from operations on February 26, 1999 represents a major step toward the liquidation of the Partnership that is expected to be completed in August 1999. A final distribution of remaining Partnership cash, if any, will be made shortly thereafter.

Very truly yours,

/s/ Daniel J. Epstein
Daniel J. Epstein, President
Continental American Development Inc.
General Partner of ConAm Property Services II, Ltd.

March 30, 1999

--------------------------------------------------------------------------------
                               PERFORMANCE SUMMARY
--------------------------------------------------------------------------------


CREEKSIDE OAKS   JACKSONVILLE, FLORIDA
Creekside Oaks is a 120-unit apartment community situated in the Baymeadows-Deerwood neighborhood of southeast Jacksonville. The property reported average occupancy of 95% in 1998 and 1997. In recent years, the Jacksonville market experienced a significant increase in new construction and the issuance of new construction permits. This new construction softened the market by outpacing population and job growth and will continue to affect the region as new units become available. Vacancy rates remained low, due to increased use of rental concessions in the marketplace to attract and retain residents.

PONTE VEDRA BEACH VILLAGE I   PONTE VEDRA BEACH, FLORIDA
Ponte Vedra Beach Village I is a 122-unit luxury apartment complex located in an oceanside residential area to the southeast of Jacksonville. Population and job growth in the Jacksonville area remained high, but construction of new apartments lead to softness in the market. As a result, the property reported an average occupancy level of 92% in 1998, down slightly from 93% in 1997. Rental income, however, increased due to an increase in rental rates. Property improvements in 1998 included roof replacements, carpet replacement and other improvements to maintain the appearance of the property.

RANCHO ANTIGUA  SCOTTSDALE, ARIZONA
Rancho Antigua is a 220-unit apartment community located in Scottsdale, eight miles northeast of Phoenix. The property reported average occupancy of 95% in 1998, up slightly from 94% in 1997, and an increase in rental income due to an increase in occupancy and rental rates. The Scottsdale apartment market experienced continued strong competition, reflecting high levels of construction and notable competition from condominiums and single family houses, as affordable prices and low mortgage rates enticed renters to buy. The Scottsdale market is experiencing strong job and population growth.

VILLAGE AT THE FOOTHILLS I   TUCSON, ARIZONA
Village at the Foothills I is a 60-unit apartment community located in the northwest area of Tucson. The property maintained an average occupancy rate of 96% during 1998, up significantly from 92% in 1997, and an increase in rental income due to an increase in occupancy and rental rates. Apartment vacancy rates remain high in this market, but significant population growth in Tucson over the last few years is slowly reducing the number of available units. Low interest rates and affordable home prices have also increased competition by luring many renters to purchase homes. This competition has led to the reemergence of rental incentives and other concessions in the marketplace to attract residents.

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA


For the years ended December 31,                     1998      1997      1996         1995        1994
------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS, EXCEPT FOR PER UNIT DATA
Total Income                                        $ 4,483   $ 4,384    $ 4,328    $ 4,516   $ 4,718
Gain on Sale of Property                                 --        --         --        232        --
Net Income (Loss)                                        99     (203)        (3)      (113)        37
Net Cash Provided by
       Operating Activities                             980       979      1,334        864     1,150
Long-term Obligations at Year End                    11,323    11,555     11,770     11,969    14,219
Total Assets at Year End                             17,715    18,370     18,920     19,931    24,772
Net Income (Loss) per
      Limited Partnership Unit*                        1.11     (2.51)    (0.03)      (4.27)      .42
Distributions per Limited Partnership
     Unit*                                             6.75        --       9.00       9.00      5.50
Special Distributions per Limited
     Partnership Unit*                                   --        --         --      20.00        --
------------------------------------------------------------------------------------------------------
* 80,000 UNITS OUTSTANDING



CASH DISTRIBUTIONS
PER LIMITED PARTNERSHIP UNIT                   1998         1997
------------------------------------ --------------  ------------
First Quarter                                $ 2.25          $--
Second Quarter                                 2.25           --
Third Quarter                                  2.25           --
Fourth Quarter                                  --            --
                                     --------------  -----------
TOTAL                                        $ 6.75          $--
------------------------------------ --------------  -----------


Cash distributions were reduced in 1998 due to a suspension of distributions in the fourth quarter pending the outcome of the solicitation of the consent of the Unitholders to the sale of the Properties.

CONAM REALTY INVESTORS 2 L.P.
AND CONSOLIDATED VENTURES


-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS                                              AT DECEMBER 31,            AT DECEMBER 31,
                                                                                    1998                       1997

-------------------------------------------------------------------------------------------------------------------
ASSETS
Investments in real estate:
     Land                                                               $      5,744,972           $       5,744,972
     Buildings and improvements                                               23,718,118                  23,681,664
                                                                        --------------------------------------------
                                                                              29,463,090                  29,426,636
     Less accumulated depreciation                                           (13,640,819)                (12,689,727)
                                                                        ---------------------------------------------
                                                                              15,822,271                  16,736,909
Cash and cash equivalents                                                      1,220,656                   1,109,506
Restricted cash                                                                  345,558                     342,282
Other assets, net of accumulated amortization
    of $323,015 in 1998 and $260,496 in 1997                                     326,486                     181,421
-------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                       $     17,714,971           $      18,370,118
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND PARTNERS' CAPITAL
Liabilities:
   Mortgages payable                                                    $     11,322,919           $     11,554,935
   Accounts payable and accrued expenses                                         287,482                    197,443
   Due to general partner and affiliates                                          18,547                     18,504
   Security deposits                                                              92,096                    103,908
                                                                         ------------------------------------------
     Total Liabilities                                                        11,721,044                 11,874,790
                                                                         ------------------------------------------
Partners' Capital (Deficit):
   General Partner                                                              (617,296)                  (567,156)
   Limited Partners (80,000 Units outstanding)                                 6,611,223                  7,062,484
                                                                         ------------------------------------------
     Total Partners' Capital                                                   5,993,927                  6,495,328
-------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND PARTNERS' CAPITAL                            $     17,714,971           $     18,370,118
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------



SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 2 L.P.
AND CONSOLIDATED VENTURES


-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,                                            1998             1997              1996
-------------------------------------------------------------------------------------------------------------------
INCOME
Rental                                                           $     4,434,497   $    4,327,499   $     4,264,370
Interest and other                                                        48,321           56,229            63,467
                                                                ---------------------------------------------------
     Total Income                                                      4,482,818        4,383,728         4,327,837
                                                                ---------------------------------------------------
EXPENSES
Property operating                                                     2,297,544        2,329,300         2,222,474
Depreciation and amortization                                          1,013,611        1,017,912         1,005,471
Interest                                                                 887,381          904,630           920,596
General and administrative                                               185,683          213,441           181,896
Write-off of assets                                                           --          121,100                --
                                                                ---------------------------------------------------
     Total Expenses                                                    4,384,219        4,586,383         4,330,437
-------------------------------------------------------------------------------------------------------------------
     NET INCOME (LOSS)                                           $        98,599   $     (202,655)  $        (2,600)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) ALLOCATED:

     To the General Partner                                      $         9,860   $       (2,027)  $           (26)
     To the Limited Partners                                              88,739         (200,628)           (2,574)
-------------------------------------------------------------------------------------------------------------------
     NET INCOME (LOSS)                                           $        98,599   $     (202,655)  $        (2,600)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
PER LIMITED PARTNERSHIP UNIT
(80,000 UNITS OUTSTANDING):
     NET INCOME (LOSS)                                           $          1.11   $        (2.51)  $         (0.03)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996               GENERAL             LIMITED
                                                                    PARTNER            PARTNERS               TOTAL
-------------------------------------------------------------------------------------------------------------------
BALANCE (DEFICIT) AT DECEMBER 31, 1995                          $  (485,103)      $   7,985,686     $     7,500,583
Net Loss                                                                (26)             (2,574)             (2,600)
Distributions ($9.00 per Unit)                                      (80,000)           (720,000)           (800,000)
-------------------------------------------------------------------------------------------------------------------
BALANCE (DEFICIT) AT DECEMBER 31, 1996                          $  (565,129)      $   7,263,112     $     6,697,983
Net Loss                                                             (2,027)           (200,628)           (202,655)
--------------------------------------------------------------------------------------------------------------------
BALANCE (DEFICIT) AT DECEMBER 31, 1997                          $  (567,156)      $   7,062,484     $     6,495,328
Net Income                                                            9,860              88,739              98,599
Distributions ($6.75 per Unit)                                      (60,000)           (540,000)           (600,000)
-------------------------------------------------------------------------------------------------------------------
BALANCE (DEFICIT) AT DECEMBER 31, 1998                          $  (617,296)      $   6,611,223     $     5,993,927
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

CONAM REALTY INVESTORS 2 L.P.
AND CONSOLIDATED VENTURES


--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,                                            1998             1997              1996
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                $        98,599    $    (202,655)    $       (2,600)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
   Depreciation and amortization                                       1,013,611        1,017,912          1,005,471
   Write-off of assets                                                        --          121,100                 --
   Increase (decrease) in cash arising from changes
     in operating assets and liabilities:
        Fundings to restricted cash                                     (306,551)        (325,093)          (327,279)
        Release of restricted cash                                       303,275          300,079            661,672
        Other assets                                                    (207,584)              --              5,900
        Accounts payable and accrued expenses                             90,039           69,633            (10,135)
        Due to general partner and affiliates                                 43              573                482
        Security deposits                                                (11,812)          (2,445)               135
                                                                   -------------------------------------------------
Net cash provided by operating activities                                979,620          979,104          1,333,646
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES--
ADDITIONS TO REAL ESTATE                                                 (36,454)        (417,120)           (83,241)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions                                                           (600,000)        (200,000)          (800,000)
Mortgage principal payments                                             (232,016)        (214,768)          (198,801)
                                                                  ---------------------------------------------------
Net cash used in financing activities                                   (832,016)        (414,768)          (998,801)
--------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                111,150          147,216            251,604
Cash and cash equivalents, beginning of period                         1,109,506          962,290            710,686
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         $     1,220,656    $   1,109,506     $      962,290
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest                         $       887,381    $     904,630     $      920,596
-------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF NON-CASH
INVESTING ACTIVITIES:
Write-off of buildings and improvements                          $            --    $    (261,100)    $          --
Write-off of accumulated depreciation                            $            --    $     140,000     $          --
-------------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Notes to the Consolidated Financial Statements
DECEMBER 31, 1998, 1997 AND 1996

1. ORGANIZATION

ConAm Realty Investors 2 L.P. (formerly Hutton/ConAm Realty Investors 2) (the "Partnership") was organized as a Limited Partnership under the laws of the State of California pursuant to a Certificate and Agreement of Limited Partnership dated December 17, 1981 as amended and restated October 8, 1982 (the "Partnership Agreement"). The Partnership was formed for the purpose of acquiring and operating multi-family residential real estate. The original co-general partners of the Partnership were RI-2 Real Estate Services Inc. ("RI-2"), an affiliate of Lehman Brothers, Inc., and ConAm Property Services II, Ltd. ("CPS II"), an affiliate of Continental American Properties, Ltd. (the "General Partners"). On January 27, 1998, CPS II acquired RI-2's co-general partner interest in the Partnership, effective July 1, 1997, pursuant to a purchase agreement between CPS II and RI-2 dated August 29, 1997. As a result, CPS II now serves as the sole general partner (the "General Partner") of the Partnership. In conjunction with this transaction, the name of the Partnership was changed from Hutton/ConAm Realty Investors 2 to ConAm Realty Investors 2 L.P. On January 15, 1999, a majority in interest of Unitholders agreed to the sell the Partnership's remaining properties and liquidate the Partnership. The Partnership sold its properties on January 29,1999 (Note 10) and expects to liquidate during 1999.

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

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in net income for the period.

IMPAIRMENT OF LONG-LIVED ASSETS The Partnership assesses its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the real estate exceeds the fair value of the real estate. At December 31, 1998, the Partnership's properties were assets to be held and used as the Partnership did not have the ability to sell the properties without the approval of a majority of the Unitholders.

OTHER ASSETS Included in other assets are costs incurred in connection with obtaining financing for the Partnership's properties. Such costs are amortized over the initial term of the loan on a method which approximates the effective-interest method.

INCOME TAXES No provision for income taxes has been made in the financial statements as the liability for such taxes is that of the partners rather than the Partnership.

CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents and restricted cash in excess of the financial institution's federally insured limits. The Partnership invests its cash and cash equivalents and restricted cash with high credit quality federally insured financial institutions or treasury based money market funds.

RESTRICTED CASH Restricted cash consists of escrow deposits for real estate taxes and casualty insurance as required by the first mortgage lender.

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

3. THE PARTNERSHIP AGREEMENT

The Partnership Agreement provides that net cash from operations, as defined, is to be distributed quarterly, 90% to the limited partners and 10% to the General Partner.

Net loss for any fiscal year is to be allocated 99% to the limited partners and 1% to General Partner. Net income for any fiscal year will generally be in accordance with the distributions of net cash from operations.

Net proceeds from sales or refinancing are to be distributed 99% to the limited partners and 1% to the General Partner until each limited partner has received an amount equal to its adjusted capital value (as defined) and an annual, non-compounded cumulative 7% return thereon. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partner. Gain from sales resulting from mortgage debt in excess of basis is to be allocated to each partner having a negative capital account balance, pro rata, to the extent of such negative balance. Thereafter, such gain is to be allocated in accordance with the distribution of net proceeds from sale or refinancing, with the balance allocated to the limited partners.

Each partner shall look solely to the assets of the Partnership for all distributions with respect to the Partnership and their capital contribution thereto, and shall have no recourse therefore (upon dissolution or otherwise) against any General Partner or any limited partner; provided, however, that upon dissolution and termination of the Partnership the General Partner shall contribute to the capital of the Partnership an amount, not to exceed 1% of the aggregate capital contributions of all of the partners to the Partnership less that amount of all prior capital contributions of the General Partner, equal to any negative balance in their respective capital account. In addition, if upon distribution and termination of the Partnership the sum of the limited partners' capital contributions and an amount equal to the greater of a 7% cumulative annual return with respect to each limited partner's adjusted capital value, calculated commencing with the first anniversary date of the last additional closing date, as defined, and reduced by any net cash from operations distributed to such limited partner, or a 6% cumulative annual return with respect to each limited partner's adjusted capital value, as defined, calculated from the date of his admission to the Partnership and reduced by any net cash from operations distributed to such limited partner, exceeds the aggregate distributions to the limited partners of net proceeds from sale or refinancing, the General Partner shall contribute to the Partnership for distribution to the limited partners an amount equal to the lesser of such excess or the aggregate distributions of net proceeds from sale or refinancing to the General Partner.

Effective July 1, 1997, all general partner allocations are to be made solely to CPS II.

4. INVESTMENTS IN REAL ESTATE

The Partnership's four remaining properties at December 31, 1998 were as follows:


                                       APARTMENT
PROPERTY NAME                            UNITS                LOCATION              DATE ACQUIRED     PURCHASE PRICE
------------------------------------ -------------- ---------------------------- ------------------ -----------------
Creekside Oaks                            120             Jacksonville, FL            11/18/83            $ 6,254,953
Ponte Vedra Beach Village I               122          Ponte Vedra Beach, FL          2/10/84               7,196,318
Rancho Antigua                            220              Scottsdale, AZ              3/8/84              11,465,844
Village at the Foothills I                 60                Tucson, AZ               2/27/85               3,804,103
------------------------------------ -------------- ---------------------------- ------------------ -----------------


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

d. Upon dissolution or termination of the joint venture agreement, each venturer is obligated to contribute to the joint venture in cash an amount equal to any negative balance in its capital account, if any, as defined, after allocation of all net income, net loss, gain from sale and loss from sale.

The joint venture agreements and limited partnership agreements of Creekside Oaks, Ponte Vedra Beach Village I and Village at the Foothills I substantially provide that:

a. Available cash from operations is to be distributed 100% to the Partnership until it has received an annual, non-cumulative preferred return, as defined. Any remaining balance is to be distributed 99% to the Partnership and 1% to the General Partner.

b. Net income is to be allocated first, proportionately to partners with negative capital accounts, as defined, until such capital accounts, as defined, have been increased to zero then, to the Partnership up to the amount of any payments made on account of its preferred return; thereafter, 99% to the Partnership and 1% to the General Partner. All losses are to be allocated first, to the partners with positive capital accounts, as defined, until such accounts have been reduced to zero then 99% to the Partnership and 1% to the General Partner.

c. Income from a sale is to be allocated first, to the Partnership until the Partnership's capital accounts, as defined, are equal to the fair market value of the ventures' assets at the date of the amendments then, any remaining balance will be allocated 99% to the Partnership and 1% to the General Partner. Net proceeds from a sale or refinancing are to be distributed first to the partners with a positive capital account balance, as defined; thereafter, 99% to the Partnership and 1% to the General Partner.

d. Upon dissolution or termination of the joint venture agreement of the Village at the Foothills I, any proceeds from a liquidating transaction, as defined, will be distributed to the partners with positive capital account balances (after capital accounts have been adjusted to reflect the allocation of gain or loss attributable to the transaction giving rise to such proceeds, whether or not such gains or loss has been recognized for federal income tax purposes), as defined, in proportion to such positive capital account balances.

e. Upon dissolution or termination of the joint venture agreement of the Village of the Foothills I, the General Partner will be required to contribute to partnership capital an amount equal to the lesser of (i) the excess of 1.01% of the capital account of the Partnership as of the date hereof over any deficit balance, if any, in their capital accounts on the date of dissolution or termination.

5. MORTGAGE PAYABLE

On October 28, 1993, the Partnership obtained replacement financing on its Creekside Oaks, Ponte Vedra Beach I, and Rancho Antigua properties totaling $14,450,000. The loans are secured by the respective properties and an assignment of rents and leases and bear interest at an annual rate of 7.75%. Each of the loans is a non-recourse loan with monthly payments of principal and interest of $93,283 based on a twenty-five year amortization schedule and a seven year term with the balance of the principal due on November 1, 2000. On July 20, 1995, County Place Village I was sold and the underlying mortgage, in the amount of $2,051,078, was assumed by the Buyer.

Mortgages payable at December 31, 1998, consist of the following first mortgage loans:


          PROPERTY                                              PRINCIPAL
          -----------------------------------------------------------------
          Creekside Oaks                                      $ 2,429,614
          Ponte Vedra Beach Village I                           3,667,342
          Rancho Antigua                                        5,225,963
          -----------------------------------------------------------------
                 Total                                        $11,322,919
          -----------------------------------------------------------------
          -----------------------------------------------------------------


These mortgages contain provisions for prepayment penalties if the mortgages are repaid prior to their maturity date of November 30, 2000. The loans were repaid in full in conjunction with the sale of the respective Property on January 29, 1999 (note 10).

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the fair values be disclosed for the Partnership's financial instruments. The carrying amount of cash and cash equivalents, restricted cash, accounts payable and accrued expenses, due to general partner and affiliates, and security deposits are reasonable estimates of their fair values due to the short-term nature of those instruments.

The carrying amount of the mortgage payable is a reasonable estimate of fair value based on management's belief that the interest rates and terms of the debt are comparable to those commercially available to the Partnership in the marketplace for similar instruments.

7. TRANSACTIONS WITH RELATED PARTIES

The following is a summary of fees earned and reimbursable expenses to the General Partner and affiliates for the years ended December 31, 1998, 1997 and 1996, and the unpaid portion at December 31, 1998:

                                                  EARNED AND
                                                   UNPAID AT                        EARNED
                                                DECEMBER 31,  ----------------------------------------------------
                                                        1998               1998             1997             1996
------------------------------------------------------------------------------------------------------------------
RI-2 Real Estate Services Inc. and
affiliates:
     Out-of-pocket expenses                         $     --          $     --          $    402         $    807
ConAm and affiliates:
     Property operating salaries                          --            350,329          321,517          323,312
     Property management fees                         18,547            223,029          216,432          213,281
     Admin. expenses                                      --                 --           18,425               --
------------------------------------------------------------------------------------------------------------------
TOTAL                                               $ 18,547          $ 573,358         $556,776         $537,400
------------------------------------------------------------------------------------------------------------------

8. RECONCILIATION OF FINANCIAL STATEMENT AND TAX INFORMATION

The following is a reconciliation of the net income (loss) for financial statement purposes to net income (loss) for federal income tax purposes for the years ended December 31, 1998, 1997 and 1996:

                                                                       1998                 1997               1996
-------------------------------------------------------------------------------------------------------------------
Net income (loss) per financial statements                      $    98,599        $    (202,655)      $     (2,600)
Tax basis joint venture net income (loss)
     in excess of GAAP basis joint
     venture net income (unaudited)                                (130,682)            (201,705)          (193,019)
Loss on write-off of assets per
     financial statements not
     recognized for tax purposes (unaudited)                             --              121,100                 --
Other (unaudited)                                                   (16,000)              11,000              1,397
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   TAXABLE NET INCOME (LOSS)(UNAUDITED)                         $   (48,083)       $    (272,260)      $   (194,222)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of December 31, 1998, 1997 and 1996:

                                                                       1998                 1997               1996
-------------------------------------------------------------------------------------------------------------------
Partners' capital per financial statements                    $   5,993,927        $   6,495,328      $   6,697,983
Adjustment for cumulative difference between
    tax basis net income and net income
    per financial statements (unaudited)                         (5,201,262)          (5,054,580)        (4,984,975)
-------------------------------------------------------------------------------------------------------------------
PARTNERS' CAPITAL PER INCOME TAX RETURN (UNAUDITED)           $     792,665        $   1,440,748      $   1,713,008
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

At December 31, 1998, the tax basis of the Partnership's assets was $945,161 and the tax basis of the Partnership's liabilities was $152,496. The Partnership does not consolidate its investment in joint ventures for income tax purposes.

9. DISTRIBUTIONS PAID

Cash distributions, per the consolidated statements of partners' capital, are recorded on the accrual basis, which recognizes specific record dates for payments within each year. The consolidated statements of cash flows recognize actual cash distributions paid during the year. The following table discloses the annual amounts as presented on the consolidated financial statements:


                           Distributions                                                             Distributions
                               Payable              Distributions           Distributions                Payable
                          Beginning of Year            Declared                  Paid                  End of Year
-------------------------------------------------------------------------------------------------------------------
1998                        $        --              $   600,000             $    600,000             $       --
1997                            200,000                       --                  200,000                     --
1996                            200,000                  800,000                  800,000                200,000
-------------------------------------------------------------------------------------------------------------------


10.  SALE OF PROPERTIES

On January 29, 1999, the Partnership consummated the sale of the four remaining Properties to DOC Investors, L.L.C., a Delaware limited liability company, for a sales price of $29,300,000 (before selling costs and prorations). As required by the Partnership's partnership agreement, the General Partner solicited the consent of a majority in interest of the Unitholders to the sale pursuant to a Consent Solicitation Statement dated December 16, 1998. The requisite consent was obtained on January 15, 1999. The Partnership received approximately $17,217,000 of cash proceeds from the sale, net of closing costs of approximately $93,000 and repayment of indebtedness and prepayment penalties of approximately $11,990,000.

On February 26, 1999, the Partnership distributed $17,840,000 ($223.00 per Unit) to the Unitholders and $88,653 to the General Partner.

------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
------------------------------------------------------------------------------





The General Partner
ConAm Realty Investors 2 L.P.:

We have audited the accompanying consolidated balance sheets of ConAm Realty Investors 2 L.P. (a California limited partnership) and consolidated ventures (the Partnership), as of December 31, 1998 and 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As further discussed in Note 10 to the consolidated financial statements, the Partnership sold substantially all of its assets on January 29, 1999.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Investors 2 L.P. and consolidated ventures as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                    KPMG LLP

San Diego, California
March 11, 1999

------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
------------------------------------------------------------------------------







To the Partners of
ConAm Realty Investors 2 L.P.:

We have audited the consolidated balance sheet of ConAm Realty Investors 2 L.P. (formerly Hutton/ConAm Realty Investors 2), a California Limited Partnership, and Consolidated Ventures as of December 31, 1996 and the related consolidated statements of operations, partners' capital (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConAm Realty Investors 2 L.P., a California Limited Partnership, and Consolidated Ventures as of December 31, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997


-----------------------------------------------------------------------------------------------------------------------
                                                  NET ASSET VALUATION
-----------------------------------------------------------------------------------------------------------------------


COMPARISON OF ACQUISITION COSTS TO DECEMBER 31, 1998 PROPERTY VALUES AND
DETERMINATION OF NET ASSET VALUE PER UNIT AT DECEMBER 31, 1998 (UNAUDITED)

                                                           ACQUISITION COST
                                                           (PURCHASE PRICE
                                                              PLUS GENERAL         PARTNERSHIP'S         NET ASSET
                                                               PARTNER'S         SHARE OF PROPERTY         VALUE
PROPERTY                          DATE OF ACQUISITION       ACQUISITION FEES)        VALUE (1)         DETERMINATION
-----------------------------------------------------------------------------------------------------------------------
Creekside Oaks                          11-18-83                  $6,238,445         $  5,500,000

Ponte Vedra Beach                       02-10-84                   7,123,950            7,700,000

Rancho Antigua                          03-08-84                  11,446,176           13,700,000

Village at the Foothills I              02-27-85                   3,756,741            2,400,000
                                                                                --------------------

                                                                                                        29,300,000
Less closing costs                                                                                         (93,114)
                                                                                                     ------------------
                                                                                                        29,206,886
Cash and cash equivalents (including previously restricted cash)                                         1,566,214
Other assets                                                                                               326,486
                                                                                                     ------------------
Total assets                                                                                            31,099,586
                                                                                                     ------------------

Less:
     Secured debt                                                                                       11,322,919
     Prepayment penalties                                                                                  587,939
     Other liabilities                                                                                     398,125
     Contingency amounts (2)                                                                               861,950
                                                                                                     ------------------
     Total liabilities                                                                                  13,170,933
                                                                                                     ------------------
Partnership Net Asset Value (3)                                                                         17,928,653
                                                                                                     ------------------

Net Asset Value Allocated:
     Limited Partners                                                                                   17,840,000
     General Partner                                                                                        88,653
                                                                                                     ------------------
                                                                                                        17,928,653
                                                                                                     ------------------
NET ASSET VALUE PER UNIT
     (80,000 UNITS OUTSTANDING)                                                                           $ 223.00
-----------------------------------------------------------------------------------------------------------------------


(1) Represents the Partnership's share of the fair market value of the properties as reflected in the purchase and sale agreements pursuant to which the properties were sold on January 29, 1999. The purchase prices contained in such agreements were negotiated and agreed to in December 1998.

(2) Includes an amount for estimated future costs related to the sale and liquidation of the Partnership and an amount the General Partner determined to set aside for contingencies, net of expected cash provided by operations through the date of sale.

(3) The Partnership Net Asset Value assumes a sale at December 31, 1998 of all the Partnership's properties at prices equal to the sales prices set forth in the purchase and sale agreements described in Note (1) above, payment of all Partnership liabilities, and the distribution of the net proceeds of such sale and other Partnership cash to the Partners.

Since the Partnership sold all of its real property assets in January 1999, is in dissolution, and is in the process of winding up and liquidating, the foregoing Partnership Net Asset Value is intended to approximate the liquidation value of the Partnership and the Net Asset Value Per Unit is intended to approximate the per Unit amount which is expected to be distributed to the Limited Partners in connection with the Partnership's liquidation. The Net Asset Valuation does not take into account the illiquid nature of an investment in the Units or the fact that at December 31, 1998 a holder of Units would likely not have been able to sell its Units for the Net Asset Value Per Unit set forth above. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including but not limited to Net Asset Value Per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 1998


                                       CREEKSIDE       PONTE VEDRE              RANCHO          VILLAGE AT
RESIDENTIAL PROPERTY:                       OAKS    BEACH VILLAGE I             ANTIGUA       THE FOOTHILLS I    TOTAL
----------------------------------------------------------------------------------------------------------------------------
Location                       Jacksonville, Fl.    P.V. Beach, FL.     Scottsdale, AZ          Tucson, AZ              na
Construction date                           1982               1983               1984                1984              na
Acquisition date                        11/18/83           02/10/84           03/08/84            02/27/85              na

Life on which depreciation
    in latest income statements
    is computed                              (2)                  (2)              (2)                 (2)
Encumbrances                        $  2,429,614      $     3,667,342     $  5,225,963       $          --   $  11,322,919
Initial cost to Partnership:
     Land                                400,317            1,115,028        3,490,498             798,823       5,704,666
     Buildings and
     improvements                      5,854,636            6,181,290        7,975,346           3,005,280      23,016,552
Costs capitalized
     subsequent to acquisition--
     Land, buildings
     and improvements                    281,499              554,569          141,634              25,270       1,002,972
Write-off of buildings
     and improvements                         --             (261,100)              --                  --        (261,100)
Gross amount at which
carried at close of period: (1)
     Land                                403,193      $     1,045,472      $ 3,497,484       $     798,823  $    5,744,972
     Buildings and
     improvements                      6,133,259            6,444,315        8,109,994           3,030,550      23,718,118
----------------------------------------------------------------------------------------------------------------------------
     Total                          $  6,536,452      $     7,489,787      $11,607,478       $   3,829,373   $  29,463,090
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation            $ (3,611,614)     $    (3,585,642)     $(4,776,310)      $  (1,667,253)  $ (13,640,819)
----------------------------------------------------------------------------------------------------------------------------


(1) The aggregate costs for Land, Buildings and Improvements for federal tax purposes are $23,971,019.
(2) Building and improvements - 25 years; personal property - 10 years

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1998, 1997 and 1996 follows:

                                                                            1998                    1997              1996
----------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN REAL ESTATE:
Beginning of period                                              $    29,426,636       $      29,270,616   $    29,187,375
Additions                                                                 36,454                 417,120            83,241
Dispositions and disposals                                                    --                (261,100)               --
----------------------------------------------------------------------------------------------------------------------------
End of period                                                    $    29,463,090       $      29,426,636   $    29,270,616
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

ACCUMULATED DEPRECIATION:
Beginning of period                                              $    12,689,727       $      11,874,334   $    10,931,382
Depreciation expense                                                     951,092                 955,393           942,952
Dispositions and disposals                                                    --               (140,000)                --
----------------------------------------------------------------------------------------------------------------------------
End of period                                                    $    13,640,819       $      12,689,727   $    11,874,334
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------



SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
------------------------------------------------------------------------------






The General Partner
ConAm Realty Investors  2 L.P.:

Under date of March 11, 1999, we reported on the consolidated balance sheets of ConAm Realty Investors 2 L.P. (a California limited partnership) and consolidated ventures (the Partnership) as of December 31, 1998 and 1997, and the related consolidated statements of operations, partners' capital, and cash flows for the years then ended, as contained in the 1998 annual report to Unitholders. These consolidated financial statements and our report thereon are incorporated by reference in the 1998 annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related consolidated financial statement schedule III. This consolidated financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audits.

In our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                              KPMG LLP

San Diego, California
March 11, 1999

------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
------------------------------------------------------------------------------






Our report on the consolidated financial statements of ConAm Realty Investors 2 L.P. (formerly Hutton/ConAm Realty Investors 2), a California Limited Partnership, and Consolidated Ventures has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Investors 2 L.P. for the year ended December 31, 1996. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 14, 1997